OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

One Roq Spirits LLC

430 Virginia Street
Buffalo, NY 14201

www.oneroqclub.com



50000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 535,000 shares* of Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of Membership Units ($10,000)

Company	ONE ROQ Spirits, LLC
Corporate Address	430 Virginia Street, Buffalo, NY 14201
Description of Business	Internationally award-winning, health and luxury lifestyle vodka brand, featuring world's first decentralized (member-owned) business model
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.20 / Membership Unit
Minimum Investment Amount (per investor)	$100

Club Privileges (Perks)*

Silver Membership (Invest $100 to $449) // Receive up to 500-2245 shares of equity, all Privileges of the club, and two complimentary pieces of ONE ROQ luxury apparel.

Gold Membership (Invest $450 to $2,499) // Receive up to 2,250-12,495 shares of equity, all Privileges of the club, and three complimentary pieces of ONE ROQ luxury apparel.

Black Membership (Invest $2,500+) // Receive up to 12,500+ shares of equity, all Privileges of the club, five complimentary pieces of ONE ROQ Vodka luxury Apparel, and an autographed bottle from the Founder.

All privileges & perks begin after the offering is completed, less those "In Development."

The 10% Bonus for StartEngine Shareholders

One ROQ will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $0.20 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $2.00.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ONE ROQ Spirits, LLC is a privately held, lifestyle adult beverage company that produces award winning spirits under the "ONE ROQ Vodka" and "Own Your Spirit" trademarks. The company was founded in 2012 by award-winning brand strategist and serial entrepreneur, J. Garrett Green. The company's business model centers on marketing its products through a 'direct-to-consumer' business model that allows consumers to home-deliver or request its products through select retailers. A defining feature of the company's operations is its experiential lifestyle platform, ONE ROQ Vodka Club, which offer qualified applicant consumers the privilege of purchasing equity memberships in the brand while enjoying unique privileges designed and provided by the club.

Sales, Supply Chain, & Customer Base

ONE ROQ Spirits relies on a highly efficient network of trusted wholesalers, retailers, and 3rd party online fulfillment companies to make its products available to its members via home delivery and approved retailers.

Competition

ONE ROQ operates its brand in the "Premium" and "Premium, High-end" price segments of the vodka market. Inside these segments include brands such as Grey Goose, Ciroc, Kettle One, Chopin, Tito's, Absolute, Stoli, Skyy, Smirnoff, and others. To date, these brands have built themselves using a range of lifestyle marketing and advertising strategies. As the market moves forward, so does the understanding and expectations of the consumer. ONE ROQ intends to surmount this competition by building itself as an iconic luxury brand that offers consumers what the establishment won't: ownership in the brand you drink - and the actual lifestyle rewards that come with it.

Liabilities and Litigation

The company has accumulated a manageable amount of debt it intends to begin servicing proceeding the commencement of its relaunch, and presently has no active or pending litigation.

The team

Officers and directors

J. Garrett Green	Founder, CEO, and Manager

J. Garrett Green
Garrett has 14 years of professional product development, marketing and investment experience within the consumer goods industry. As the Founder and CEO of ONE ROQ, Garrett is responsible for leading all aspects of brands US and international brand strategy. Last Three Years In Summary: From 2005 to present, Garrett has served as the Founder and Director of Green & Co. Holdings, a privately held research, brand strategy and investment office. (www.greenandc.com). From 2012-present, Garrett has been the CEO, Founder, and Director of One Roq Spirits, LLC (primary position). From 2015-2017: Garrett served as Co-Founder, Lead Investor and Advisor to #getfried Franchise Group, an emerging Quick-Service Restaurant Franchise with 15 global locations (www.getfried.com). From 2016-2017, Garrett served as a key Inside Consultant that led the successful brand development and launch of National, Non-Dairy Brand, Elmhurst Milked. (www.ElmhurstMilked.com) Garrett commits 100% of regular working hours to the day-to-day operations of ONE ROQ Spirits, LLC.

Number of Employees: 2

Related party transactions

During the course of normal operations, the owner(s) have periodically made loans to the Company in order to timely meet operating obligations. The total amount due to members for operating advances at December 31, 2017 was $ 7,017.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **General Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Regulated Industry** The liquor industry is one of the most regulated industries. In the U.S. Distilleries must abide by the three-tier distribution system, which, typically, puts the success of their product largely in the hands of a wholesaler that is likely carrying and representing competing products. Some states maintain a monopoly on distributing and retailing distilled spirits, yet all 18 of these states permit wine and beer to be sold by private retail outlets for off-premises consumption. The Alcohol and Tobacco Tax and Trade Bureau (TTB) regulates the production, marketing, and transport of distilled products.
- **The Transferability of the Securities you are buying is limited-new company.** Any Membership Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Loss of Investment or Iliquidity** While the company's plan is to grow and sell the company in the future, you should be prepared to hold your investment for the long-term, or lose your investment. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the distilled spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **The Market** The number of competitors is growing at a rate equal to or more than the growth of the industry. Accordingly, only a percentage of the

competition will survive in the market over the next few years. U.S. liquor companies compete directly with wine, beer, and international spirits manufacturers. Consumer alcohol preferences can shift quickly for a variety of reasons, including based on news articles, entertainment and celebrity trends, and health concerns. Spirits and wine have gained over beer in recent years, but beer sales still account for over 50 percent of the total market. Liquor's market share, currently one-third of the total U.S. alcohol market, is below its historical peak of 40 percent in the early 1970s, according to Distilled Spirits Council of the U.S. Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

- **Supply Chain** We depend on a limited number of third-party suppliers for the sourcing of all of our products. We do not have long-term written agreements with all of our suppliers. If our suppliers increase their prices, we may be limited to alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. The ability of key vendors to supply the Company with timely and quality products. The Company has sought to mitigate this risk by dual sourcing from suppliers.

- **Valuation** The company has determined the valuation based on their opinion, as well as strategic growth and financing plan. No one is saying - or can say - what the company is worth today. It's a question of whether you, the investor, want to pay this price for this security, and whether you believe the company will exceed its present stated value in the future based upon evidence the company has provided in its offering.

- **Projections** There can be no assurance that the company will meet the intended projections. There can be no assurance that the company will create sufficient demand for product, or that people think our products are a better option than the competition, or that we have priced the product at a level that allows the company to make a profit.

- **Retail & Distribution** ONE ROQ is dependent upon licensed wholesale distributors, retailers and online order fulfillment providers to move our products through a Federally regulated supply chain called the "Three-Tier System". The failure or inability of any of the Company's partners to adequately sell our products within our target territories could harm ONE ROQ's sales and result in a decline in its results of operations. Our business plan is dependent upon successfully negotiating strategic business partnerships with capable wholesalers, retailers and 3rd party fulfillment companies. There can be no guarantees that our initial partnerships will continue for an indefinite time period, or yield a short-term and/or a long-term profit. Failure to leverage this partnerships would have a material adverse effect on our business, financial condition and results of operations. The ultimate success of our products also depends in large part on the ability and desire of retailers and distributors to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. Retailers, such as Total Wines and More, Specs, BevMo, etc., also distribute competitive brands and product lines. We cannot assure you that the Company's U.S. alcohol retailers will continue to purchase ours products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to the desired or targeted markets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- J. Garret Green, 100.0% ownership, Membership Units

Classes of securities

- Membership Units: 50,000,000

Voting Rights

The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to 55,000,000 Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

Distribution Rights

Except as otherwise provided in Article VIII, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

Rights to Receive Liquidation Distributions

The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for over seeing the winding up and dissolution of the Company and shall take full account of theCompany's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order: (i) First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors; (ii) Second, to Members and former Members in satisfaction of liabilities for distributions under Section 507 or 509 of the Act; and - 20 -(iii) The balance, if any, to the Members in accordance with their Percentage Interests.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

All Material Rights In Summary:

Each of the Members have certain rights as provided in the Company's operating agreement.

1. The Founder, J. Garrett Green owns more than a majority of the Membership Units in the Company and serves as the sole manager of the Company (the "Manager").
2. While each Member has right to vote on various matters (as described in the Company's operating agreement), Mr. Green owns sufficient Membership Units whereby able to unilaterally approve any and all transactions subject to the approval of the Members - including amendments of the Company's operating agreement.
3. Members are entitled to receive distributions of funds (in such amounts and at such times as approved by the Manager).
4. Additionally, in the case of liquidation of the Company, Members may be entitled to receive one or more distributions (subject to the determinations of the Manager).
5. The Company seeks to distribute quarterly, cash in a sufficient amount to enable Members to pay their U.S. federal income tax liabilities attributable to the net income allocated to each of the Members.
6. The Members have limited rights to transfer (sell) their Membership Units and certain proposed sales of the Units may be subject to a right of first refusal by the Company and the other Members. This means, if and when a member desires to transfer (sell) his or her units, the member must first offer the unit(s) to the Company and the Existing Membership, before he or she offers for sale the units to the original buyer.
7. Additionally, the ownership of such Membership Units is subject to "drag along" rights (i.e., rights of Members holding more than 50% of the Membership Units to require other Members to sell their Membership Units to a third party buyer). (This describes the potential "exit" event that company is targeting via industry acquisition, specifically.)

Restrictions on Transfer of Units

- Generally, any proposed transfers of Membership Units in the Company to individuals or entities that do not currently own Membership Units in the Company ("Third Party Buyers") are subject to a right of first refusal of the Company and each of the other Members to purchase the Membership Units (the "Right of First Refusal"). (i.e., investors must offer to sell their securities to the company or other members before they can offer to sell to an outside 3rd party.)

- ○ The specific terms of the right of refusal provision are set forth in the Company's operating agreement. Additionally, there are certain proposed transfers of Membership Units that are exempt from the Right of First Refusal. Additionally, holders of more than fifty percent of the Company's Membership Units (as applicable, the "Dragging Members") can require all other Members to sell their Membership Units to a Third Party Buyer so long as the Dragging Members sell of their Membership Units to the Third Party Buyer.
- ○ Again, the terms of this "drag-along" provision as well as all other terms, conditions and restrictions relating to transfers are set forth in the Company's operating agreement.

What it means to be a Minority Holder

As a minority holder of Membership Units, you will have limited rights to influence company policies pertaining to the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company, or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from another offering.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

That beings said, the company feels confident it has taken measures that will help to prevent the potential for future additional issuance of units, protecting our initial investors.

Other events

As part of your potential investment it is also important to know that as part of the companies growth and financing strategy, it plans to conduct additional rounds of financing using Regulation CF and Regulation A+ securities exemptions. In order to proceed with these intended subsequent rounds of financing, the company may convert its corporate structure to a C-corp. This conversion will allow the company to avoid costly legal complexities associated with its plan to acquire a large number of shareholders and conduct an exit event.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-06.

Financial Condition

Results of Operation

Background

From day one, the objective of ONE ROQ has been building a credible, luxury-American Vodka brand using inspirational messaging, an affordable, premium price point, and authentic lifestyle-oriented marketing. Forgoing industry consultants, the Founder - a seasoned entrepreneur - leaped into a new industry, investing to establish the foundational knowledge and expertise he knew would be needed to properly develop the business model in order to position itself for viability as a high-growth lifestyle beverage brand.

Key Learnings From The Company's Foundational Investment

The distilled spirits industry and each of its yearly 300 or so new entrants are educated by industry members to develop their marketing plans within the confines of the **Three-Tier System**; a Federally regulated supply chain where producers must sell their products to wholesalers, who must sell to retailers, who must sell to consumers (creating three degrees of communication separation between brands and their end-users). This system therefore requires brands (new entrants) to carefully align themselves with licensed distributors in each state who they will entrust – and work alongside of - to market their brands in the marketplace. For this model to have a chance of being effective requires large, sustainable cash outlays to be spent towards: 1. keeping the wholesalers focused on selling and building the brand; and 2. a effective consumer communications strategy to 'pull' product through retailers via creating consumer demand.

Success is limited for most new entrants under this traditional industry model due to the following factors:

- Investment to keep wholesalers focused on the brand marketing beyond the initial launch phase is challenging, as wholesaler focus is spread across a broad range of existing portfolio brand responsibilities imparted by pressure from their larger, supplier clients. Therefore, as a partner, *a wholesaler's value is more in the 'delivery' of the product rather than in the brand building that they advertise.*
- Investment to build the consumer market (*using traditional ad strategies)* is futile against the much larger and sustainable ad budgets of "big liquor."
- Without a direct customer acquisition strategy and a compelling value proposition to build the consumer market, new entrants are reliant upon wholesalers who charge for obsolete and unsustainable traditional marketing strategies that have limited to no chances for success

The results of ONE ROQ's initial years of operation are a testament of this reality. Recognizing this at the end of year four, the company chose to go on a holding pattern, spending nearly two years to analyze and develop strategy against these barriers. Today, ONE ROQ Vodka Club embodies that strategy and the current proposed relaunch.

Historical Operational Summary

Year 1 (2012) - Test Launch

The initial year of operation generated the company $201,138 in sales with a blended gross margin of 47% per case sold. With its initial launch the company invested approximately $247,266 in production and materials overstock that would be used to fulfill reorders throughout the year with its initial wholesale customers. Our initial sales were the result of several POs placed by new distributor partners which were created from the company's use of an exclusive industry broker (taking 10% of sales). As part of these new distributor relationships, the company was expected to commit further investment to support the wholesaler's efforts to "sell-in" the product to target markets. To this end, we invested $170,108 in the production of: point-of-sale displays, posters, bar mats, magazine advertisements, tastings, select outdoor advertising devices and commissions to distributor salesmen. The results of these investments yielded "decent" sell-in rates, but overall, the company was unimpressed with the initial performance of its distributor partners.

Year 2 (2013) - **Multiple** Market Launch W/ Traditional Industry Marketing Tactics

The company fulfilled $68,316 in reorders with a blended gross margin of 47% per case sold. We invested approximately $99,953 in production and materials overstock used primarily to replenish orders received from the initial wholesale customers. With product seeded in several US markets, and sell-through under plan, the company gleaned on advice of *industry* partners, and invested $238,857 in traditional marketing and advertising tactics in effort to "support" wholesaler partners . These efforts included point-of-sale displays, merchandise, billboard, magazine ads, aerial banners, event sponsorship, tastings, samples, and commissioned wholesaler salesmen. In tandem, the company contracted with several 3rd party staffing agencies to perform numerous weekly and monthly in-store tastings within our active markets. This, and the CEO's salary is reflected in G&A in the amount of $180,941. While the results of these tactics yielded unimpressive sales, the company was able to continue to bolstr the credentials of its brand

Year 3 (2014) - **Reduction in Markets** - Traditional Industry Tactics

The company generated sales of $115,487 with a blended gross margin of 43% per case sold (down 2% from uptick in market price of corn ethanol). We invested $107,426 in inventory production and materials overstock to fulfill reorders from existing wholesaler partners and sell to new wholesale partners. This year we took lesson from the prior years sales results from investing in traditional marketing and advertising tactics across a scattered number of markets, applying the appropriate changes. These changes included deleting and replacing under-performing wholesalers; reducing our number of focus markets from 7 to 1; implementing product line enhancements in the form of package design and flavor additions; and focusing brand message. Expenses associated with these changes - in addition to the localized relaunch of the new product line - totaled $180,033, inclusive of G&A.

Years 4 (2015) - Conclusion of Test Launch / Holding Pattern

The company generated sales of $51,278 with a blended gross margin back up to 47%. The company invested $90,762 in production and materials overstock to service existing wholesaler customers and did not look to add additional wholesale customers. This year was marked with a substantial reduction in marketing & advertising as the company began to come to terms with the limitations of its wholesaler-oriented marketing strategy. Consequently, the company placed itself on holding pattern in order to take the necessary time to rethink its business model.

Year 5 (2016) -- Holdings Pattern Cont.

While on hold, the company fulfilled sales of $2,292, performing the absolute minimum operational responsibility. Any debt, invoices or promotional activity was funded directly by the owner.

Year 5 (2017) -- Holding Pattern Cont.

While on hold, the company generated sales of $25,418 and invested approx $70,000 in inventory in preparation for relaunch under ONE ROQ Vodka Club.

In summary, ONE ROQ invested heavily into product development, marketing, and real-world industry exposure from years 2012 to 2015. The results of its investment, discussed above, established great insight into the operational and cultural barriers of the industry. Following this exposure, the company chose to apply holding pattern in order to conduct the necessary analysis and redevelopment on its overall operational and marketing strategies. This process took place from 2016 to 2017, which resulted in the innovation of ONE ROQ Vodka Club, a new operational and marketing model designed to circumvent the cost and communication barriers of the 3-Tier System with a legal, e-model that offers savvy, aspirational consumers a compelling opportunity to align with ONE ROQ's vision to systematically build the world's first members-only lifestyle spirit.

Financial Milestones

The company currently forecasts 2019, 2020 and 2021 revenue (including proceeds from club memberships) of $3.2 million, $9.2 million and $12 million, respectively. Corresponding Yearly Expenditures include: $1,365,000 in Y1, $4,280,000 in Y2, and $7,695,000 in Y3; and Net Income Before Taxes of $1,835,000 in YR 1, $4,920,000 in YR 2, and $6,205,000 in YR 3.

In order to accomplish these financial objectives, the company must enroll 10,000 club members in year 1; 35,000 in year 2; and 65,000 in year 3.

Key Assumptions

- The Average anticipated Club Enrollment amount per member: $200.00 (Silver Membership)
- Each Member will purchase an average of 6 bottles (one case) per year
- The company will sell its 6-bottle cases to the trade for: $90.00 and operate with a 45% gross margin in YR1; a 49% gross margin in YR2; and a 52% gross margin in YR3

- Upon exceeding 50,000 cases in annual sales, the company will seek to conduct an exit in the form of an IPO or strategic industry sale.

Liquidity and Capital Resources

The company is currently reflecting operating losses and requires the infusion of new capital to meet the objectives of its business plan. If the company is successful in this offering, the company will continue to support its operations by raising capital under regulated crowdfunding offerings, equity or debt issuance, or any other method available to the company.

Using the anticipated available capital from this offering, the company will commence the necessary legal procedures to file a Regulation A+ offering with the SEC. When qualified by the SEC, this will allow the company to continue raising money (and enrolling members) direct from the public - via its club platform - up to $20m to $50m per 12-month rolling period. The company intends to file this offering with the SEC no later than January 1st of 2019. Based on the current rates of SEC approvals, the company is anticipating 9 to 12 months in order to receive its qualification.

In the interim, the company is confident that the target $107,000 being sought in this offering and potential increase to $1.07M will give the company sufficient runway to operate its business, refine key foundational processes, and steward its initial founding members.

In the event qualification of the SEC is either delayed, or operating expenses of the business exceed as planned during the qualification period, the company - as a fail-safe - will turn to a wide range of capital resources to provide the company the necessary financing to bridge the company's operations. This includes but not limited to: commercial lenders, accredited equity investors, and reward-investors.

Indebtedness

Unsecured Term-Notes Payable to Individuals The Company has the following unsecured term-notes payable to individuals maturing in May, 2018. Pursuant to mutual agreement between the Company and the lender, payment of the notes have been deferred indefinitely. $21,000 - Unsecured 51-month term-note payable to Scarp. Properties plus accrued interest 5% due May, 2018. $76,408 - Unsecured 14-month term-note payable to Scarp. Properties plus accrued interest 5% due May, 2018. $40,000 - Unsecured 13-month term-note payable to Scarp. Properties plus accrued interest 5% due May, 2018.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have undertaken several efforts to produce a valuation of the Company - and base this valuation primarily on the company's investments to date, sweat equity of the founder, several awards, accolades and cross promotions which have risen the profile of the brand, historical acquisition data, and the rapid potential of the company's new business model. Accordingly, the Manager believes a $10M valuation to be fair.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds:		
G&A	$2,000	$35,000
Marketing	$2,000	$33,600
Debt	$1,000	$7,700
Legal	$2,000	$10,000
Travel	$2,000	$10,000
Total Use of Net Proceeds	$9,000	$96,300

The initial use of Net Proceeds (up to $107,000) will be used to: 1. reinvest into the marketing of our Offering; 2. conduct the necessary financial reviews to allow the company to continue accepting money via start engine; 3. travel to each distributor and order fulfillment partner to establish quality controls for successful deliveries to members; 4. work with CFO to tie out experiential technology platform (i.e. the app for the Club); 5. travel to vendors to establish 2018 and 2019 material production schedules; and 6. pay debt.

Overall, we are seeking to raise up to $1,070,000 in this offering through our Regulation Crowdfunding offering. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will allow us to conduct a successful Regulation A+ offering, as well as a break-even for the company within 24 months. The use the net proceeds of approximately $963,000 will be towards scaling the club's digital marketing & PR strategy, inventory production, legal filings, and general and administrative expenses associated with expanding the management team.

The detailed breakdown includes:

- Inventory (26%)
- G&A (21%)
- Marketing (16%)
- Travel (5%)
- Debt (7%).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at: www.ONEROQ.com, and will be located in the "Investor Relations" section, located via link at the footer navigation. In this section reports will be posted with title such as "Annual Report - 2019," and will be available within 120 days of the end of the issuer's most recent fiscal year. Additionally, Annual Reports can also be accessed via the ONE ROQ Club app.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR One Roq Spirits LLC

[See attached]

I, **J. Garrett Green**, the **Sole Proprietor** of One Roq Spirits LLC, hereby certify that the financial statements of One Roq Spirits LLC and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $___22,237_____; taxable income of $_____0_____ and total tax of $___0____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **July 30, 2018**



_____ (Signature)

____Founder / CEO_____ (Title)

____8-22-18_____ (Date)

BACKGROUND

ONE ROQ Spirits, LLC, a privately owned distilled spirits business, was formed in 2012 by award-winning product developer and entrepreneur, J. Garrett Green. The company has prepared the following statements as per the requirements of the SEC for its Regulation Crowdfunding offering. The purpose of the offering is to finance ONE ROQ Spirits, LLC so that it can capitalize on immediate growth through its differentiated customer acquisition and growth financing innovation, ONE ROQ Vodka Club.

ONE ROQ SPIRITS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

One Roq Spirits LLC
Index to Financial Statements
(unaudited)

ONE ROQ SPIRITS LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current Assets:		
Cash	$ 183	$ 155
Accounts Receivable	9,650	9,720
Inventory	60,889	12,500
Total Current Assets	70,722	22,375
Fixed Assets		
Furniture & Fixtures	19,260	19,260
Accumulated Depreciation	(19,260)	(16,838)
Total Fixed Assets	-	2,422
Other Assets		
Trademark	725	500
Accumulated Amortization	(135)	(91)
Total Other Assets	590	409
Total Assets	**$ 71,312**	**$ 25,206**
Liabilities and Equity		
Current Liabilities		
Credit Cards	$ 57,432	$ 57,432
Account Payable	12,000	12,925
Other Current Liabilities		
Loan Payable	137,408	50,000
Total Other Current Liabilities	137,408	50,000
Total Current Liabilities	206,840	120,357
Long Term Liabilities		
Loans Payable		
Officers Loan	-	7,017

Total Long Term Liabilities	-	7,017
Total Liabilities	**206,840**	**127,374**
Equity		
Capital Contribution	244,100	244,100
Personal Bank Account	-	-
Partner 1 Draws	(39,152)	(39,152)
Partner 1 Equity	15,619	-
Retained Earnings	(307,115)	(332,836)
Net Income	(48,980)	25,720
Total Stockholders' Equity	(135,528)	(102,168)
Total Liabilities and Stockholders' Equity	**$ 71,312**	**$ 25,206**

ONE ROQ SPIRITS LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Income		
Sales	$ 25,418	$ 2,292
Total Income	25,418	2,292
Cost of Goods Sold		
Inventory Adjustment	(48,389)	-
Bottles	7,199	-
Labels	1,717	-
Supplies	22,512	-
Purchases	36,584	1,400
Freight Costs	80	
Total Cost of Goods Sold	19,703	1,400
GROSS PROFIT	5,715	892
Expenses		
Gas	-	20
Selling Expenses	32	-
Taxes-NYS	30	-
Donations	96	-
Storage	4,240	-
Web Management	10,250	-
Dues & Subscriptions	213	-
Marketing	7,609	-
Legal	5,067	-
Amortization	44	34
Suspense	241	-
Samples & Supplies	199	-
Advertising and Promotion	386	-
Auto and Truck Expenses	1,365	-
Bank Service Charges	75	74
Computer and Internet Expenses	231	-
Depreciation Expense	2,422	3,852
Meals and Entertainment	4,585	191
Professional Fees	2,137	-
Rent Expense	15,000	-
Travel Expense	473	-
Total Expenses	54,695	4,172
Other Income		
	-	
Cancellation of debt		
		29,000

Total Other Income		-		29,000
Net Ordinary Income	$	(48,980)	$	25,720
Net Income/(Loss)	$	(48,980)	$	25,720

ONE ROQ SPIRITS LLC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Income/(Loss)	$ (48,980)	$ 25,720
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation and Amortization	2,466	3,886
Changes in assets- increase (decrease)		
Account Receivables	70	-
Inventory	(48,389)	-
Other current assets	-	-
Changes in liabilities- increase (decrease)		
Accounts payable	(925)	(2)
Loan Payable	87,408	-
Net Cash Provided By Operating Activities	(8,350)	29,604
Cash Flows From Investing Activities		
Purchase of Property & Equipment	-	-
Acquisition of Trademarks	(225)	-
Loans from Members	(7,017)	(250,166)
Net Cash Used In Investing Activities	(7,242)	(250,166)
Cash Flows From Financing Activities		
Capital Contribution	-	249,717
Partner 1 Draws	(23,910)	-
Partner 1 Equity	39,530	-
Net Cash Received from Financing Activities	15,620	$ 249,717
Increase in Cash and Cash Equivalents	$ 28	$ 155
Cash and cash equivalents, beginning of period	155	-
Cash and cash equivalents, end of period	$ 183	$ 155

9

NOTE 1 – NATURE OF OPERATIONS

ONE ROQ SPIRITS LLC was formed on March 12, 2012 ("Inception") in the State of New York. The financial statements of ONE ROQ SPIRITS LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are currently located in Buffalo, New York.

ONE ROQ SPIRITS LLC, is a beverage-alcohol company that operates within the primary category of vodka under the ONE ROQ® brand name. Its principle products include: ONE ROQ Vodka (plain), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored) and ONE ROQ Raspberry (flavored). Since 2012, the brand has produced several awards and recognitions, including a first place gold medal for taste and design in the International SIP Awards – the largest consumer tasting competition in the world.

From 2012 to 2017, the company operated for the sole purposes of developing its product, learning the industry, establishing a distribution relationships, and developing a competitive marketing advantage. For the past two years, the company has taken the time to collect, analyze and react to its data. Observations and subsequent process improvements were made within the areas of distribution, sales, finance, and overall marketing strategy.

The Company currently produces its products using facilities located in Denver Colorado (Milehigh Spirits), and Bend, Oregon (Bend Distilling) with self-production as an important tenant of the future plan. Competitors includes: Pernod Ricard, Beam Suntory, Bacardi, Brown Forman, AB InBev, Heineken, SABMiller, Molson Coors and Carlsberg.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues with the receipt of Purchase Order from wholesalers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Unsecured Term-Notes Payable to Individuals
The Company has a series of unsecured term-notes payable to individuals maturing in May, 2018. Pursuant to mutual agreement between the Company and the lender, payment of the notes have been deferred indefinitely.

	2017	**2016**
Unsecured 51-month term-note payable to Scarp Properties plus accrued interest 5% due May, 2018.	$ 21,000	$ 50,000

	2017	2016
Unsecured 14-month term-note payable to Scarp Properties plus accrued interest 5% due May, 2018.	76,408	-
Unsecured 13-month term-note payable to Scarp Properties plus accrued interest 5% due May, 2018.	40,000	-
	$137,408	$ 50,000
Current Maturities	137,408	-
	$ -	$ 50,000

Principal payments on note payables are due as follows.

Year ending December 31,

2018	$137,408

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation
Management has assessed that there is no threatened or pending litigation against the Company or any of its officers as of August 20, 2018.

Contracts and Commitments
The company maintains contracts as part of its normal course of business and industry practice with various manufacturers, marketing and distribution channels with varying termination dates through 01/01/2020   The contracts have no minimum commitment requirements and management does anticipate any contract changes that would materially impact the Company's financial statements or projections. The contracts have no minimum or guaranteed payment requirements.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The company is wholly owned by Mr. J. Garrett Green, at 50,000,000 Membership Units.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the course of normal operations, the owner(s) have periodically made loans to the Company in order to timely meet operating obligations. The total amount due to members for operating advances at December 31, 2017 was $ 7,017.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 20, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

SUPPLEMENTAL INFORMATION

The following financial information is provided as supplemental information and is unaudited.

ANNUAL HISTORICAL FINANCIAL INFORMATION (Unaudited)
For the Years Ending December 31, 2012 - 2017

MANAGEMENT DISCUSSION

From its inception in 2012, ONE ROQ's primary goal has been to establish its brand niche in the highly sophisticated and competitive distilled spirits (Vodka) industry. ONE ROQ's initial strategy has been to re-invest in the following areas:

1. Develop a unique, health conscious recipe and distilling process that appeals to the millennial and post-millennial generations and those individuals with health issues that affect their ability to enjoy distilled spirits as part of their lifestyle;
2. Obtain and maintain Federal and State regulatory approvals;
3. Form and strengthen horizontal and vertical strategic partnerships with respect to manufacturing (distilling) and supply chain partners, marketing and distribution;
4. Establish its "brand" through product education, celebrity endorsements, winning recognized international awards for taste and design and partnering with world-class luxury organizations.
5. Establish One Roq's consumer image as the product choice for inclusion in a privileged, eclectic, members-only lifestyle on modest budget.

Leveraging the founder's investment of nearly $1 million in equity and nearly $375k in third-party lending, the One Roq has successfully achieved its initial strategy with over 5,000+ cases sold internationally.

The Company is now positioned to capitalize on its learning experiences as it pivots to a fully sustainable, customer experience-oriented acquisition and financing model.

ONE ROQ is seeking savvy financial and community investors who share the company's vision to build the world's first decentralized luxury adult beverage brand through the marketing of ONEROQClub.com and the Own Your Spirit™ cultural ad campaign.

Historical Balance Sheets

One Roq Spirits, LLC
Balance Sheets
December 31, 2012 - 2017

	2012	2013	2014	2015	2016	2017
ASSETS						
Current Assets						
Cash	$ 13,367	$ 18,503	$ 467	$ -	$ 155	$ 183
Accounts Receivable	24,039	5,922	48,400	9,720	9,720	9,650
Inventory	29,571	11,357	11,357	12,500	12,500	60,889
Due from Related Party	22,500	-	-	-	-	-
Total Current Assets	89,478	35,783	60,224	22,220	22,375	70,722
Fixed Assets						
Equipment	16,500	19,260	19,272	19,260	19,260	19,260
Accumulated Depreciation	(1,678)	(5,282)	(5,282)	(12,986)	(16,838)	(19,260)
Net Fixed Assets	14,822	13,978	13,990	6,274	2,422	0
Trademark	275	275	275	443	409	590
TOTAL ASSETS	$ 104,575	$ 50,036	$ 74,489	$ 28,937	$ 25,206	$ 71,312
LIABILITIES & EQUITY						
Current Liabilities						
Bank - LOC	$ 122,273	$ 249,717	$ 249,717	$ -	$ -	$ -
Accounts Payable	50,013	-	17,963	41,927	12,925	12,000
Credit Cards	-	32,712	48,252	57,432	57,432	57,432
Total Current Liabilities	172,286	282,428	315,932	99,359	70,357	69,432
Non-Current Liabilities						
Loans from Individuals	-	-	50,000	50,000	50,000	137,408
Loans from Related Party	-	-	-	257,182	7,017	-
Total Non-Current Liabilities	-	-	50,000	307,182	57,017	137,408
Total Liabilities	172,286	282,428	365,932	406,541	127,374	206,840
Equity						
Equity	244,100	244,100	244,100	244,100	244,100	244,100
Contributed Capital	(50,612)	256,317	368,641	389,132	638,849	654,468
Retained Earnings	(261,200)	(732,810)	(904,183)	(1,010,836)	(985,116)	(1,034,096)
Total Equity	(67,712)	(232,393)	(291,442)	(377,604)	(102,167)	(135,528)
TOTAL LIABILITIES & EQUITY	$ 104,575	$ 50,036	$ 74,489	$ 28,937	$ 25,206	$ 71,312

Historical Income Statements

One Roq Spirits, LLC
Income Statement
December 31, 2012 - 2017

	2012	2013	2014	2015	2016	2017
Cases Sold	*2,627*	*1,023*	*1,222*	*610*	*27*	*303*
Net Sales	$ 201,138	$ 68,316	$ 115,487	$ 51,278	$ 2,292	$ 25,418
Cost of Goods Sold	247,266	99,953	107,426	90,762	1,400	19,703
Gross Margin	(46,128)	(31,637)	8,061	(39,484)	892	5,715
Advertising & Promotion	158,129	238,857	82,343	11,215	-	12,496
Direct Contribution	(204,256)	(270,494)	(74,282)	(50,699)	892	(6,781)
Selling Expense	11,979	20,175	1,600	-	-	-
G&A Expenses	44,965	180,941	95,490	55,954	4,172	42,199
Total Operating Expense	56,943	201,116	97,090	55,954	4,172	42,199
Net Operating Income (Loss)	(261,200)	(471,610)	(171,373)	(106,653)	(3,280)	(48,980)
Cancellation of Debt	-	-	-	-	29,000	-
Net Income (Loss)	$(261,200)	$(471,610)	$(171,373)	$(106,653)	$25,720	$(48,980)

Historical Statement of Cash Flows

Statement of Cash Flows
December 31, 2012 - 2017

	2012	2013	2014	2015	2016	2017
OPERATING ACTIVITIES						
Net Income	$ (261,200)	$ (471,610)	$ (171,373)	$ (106,653)	$ 25,720	$ (48,980)
Adjustments to reconcile Net Income						
to net cash provided by operations:						
Depreciation and Amortization	1,678	3,604	-	7,761	3,886	2,466
Cancellation of Debt	-	-	-	-	(29,000)	
Accounts Receivable	(24,039)	18,117	(42,478)	38,680	-	70
Inventory	(29,571)	18,214	-	(1,143)	-	(48,389)
Accounts Payable	50,013	(50,013)	17,963	23,964	(2)	(925)
Credit Cards	-	32,712	15,540	9,180	-	-
Bank - LOC	122,273	127,443	-	(249,717)	-	-
Net cash provided by Operating Activities	**(140,846)**	**(321,534)**	**(180,347)**	**(277,928)**	**604**	**(95,758)**
INVESTING ACTIVITIES						
Acquisition of Fixed Assets	(16,500)	(2,760)	(12)	12	-	-
Trademarks	(275)	-	-	(225)	-	(225)
Net cash provided by Investing Activities	**(16,775)**	**(2,760)**	**(12)**	**(213)**	**-**	**(225)**
FINANCING ACTIVITIES						
Loans from Individuals	-	-	50,000	-	-	116,408
Repayment of Loans to Individual	-	-	-	-	-	(29,000)
Loans from Members	-	-	-	257,182	(250,166)	(7,017)
Due from Member	(22,500)	22,500	-	-	-	-
Owners Equity	244,100	-	-	-	-	-
Contibuted Capital	2,568	344,569	151,475	20,492	249,717	15,620
Equity Accounts:Owners Draw	(53,180)	(37,640)	(39,152)	-	-	-
Net cash provided by Financing Activities	**170,988**	**329,429**	**162,323**	**277,674**	**(449)**	**96,011**
Net cash increase for period	13,367	5,136	(18,036)	(467)	155	28
Cash at beginning of period	-	13,367	18,503	467	-	155
Cash at end of period	**$ 13,367**	**$ 18,503**	**$ 467**	**$ -**	**$ 155**	**$ 183**
Interest Paid	$ -	$ 8,055	$ 8,228	$ 2,237	$ -	$ -

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine   What's New ▾   Discover Investments   Edit My Campaign   Launch an ICO NEW   Jason K. ▾

ONE ROQ Spirits is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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ONE ROQ Club VODKA
ONE ROQ Spirits
Luxury Spirit & Lifestyle Platform
Small OPO   Buffalo, NY   Advertising and Marketing
Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

Own Your Spirit

Invest in ONE ROQ Vodka Club

When award-winning product developer and serial entrepreneur, Garrett Green entered the spirits market in 2012, he knew he wasn't going to be able to beat the giant brands at their own game. So, for three years he invested to learn the industry, refine his product, and develop an innovative business model designed to break through their barriers... Today, you can become a Founding member that launches that business model to capitalize on the rare opportunity of building a globally recognized, luxury-lifestyle vodka brand, through **ONE ROQ Vodka Club.**



Our Mission

We love making a superior spirit, but our true passion is sharing the spirited life. For this, ONE ROQ invites you to **Escape The Ordinary,** by **Owning Your Spirit**

The Very Beginning

In the mid 2000s, Garrett became inspired by the success of French luxury vodka brand Grey Goose Vodka after selling to Bacardi Ltd. for $2 billion a few years earlier - but wondered why the market didn't have an iconic **American-luxury** brand equivalent. Using his entrepreneurial instinct, he saw this as a once in a lifetime opportunity to enter in the $70+-billion-a-year distilled spirits market.



SUPER-PREMIUM
AMERICAN
ONE ROQ
Club
ONE ROQ
VODKA

Garrett commenced by scouring US farms and distillers in search for the perfect recipe, eventually discovering a distinguished blend of artisanal mountain water from the Colorado Rockies, and hand-picked sweet corn from the American mid-west. He then began his meticulous process of design, developing the vessel and choosing the name.

The Name

Garrett believes that success requires immense physical and emotional strength in order to overcome the constant challenges of life. With this, the idea of being reliant upon the *self* to consistently find *strength*, led to the notion of "a rock" -- and "ONE ROQ" was born.

Validation

With a finished product, Garrett launched ONE ROQ in 2012, and within 120 days of its introduction, it won the first-place gold medal for taste and design in the 2012 International SIP Awards In San Francisco - the world's largest, ***consumer-judged*** tasting competition - validating ONE ROQ's superior quality, taste and diverse consumer appeal.

Industry Barriers

Over the course of three years, ONE ROQ invested the foundational capital to refine its packaging, build a trusted distribution network, and gain first-hand, exposure to several industry barriers that routinely blind-side new brands. From this experience, Garrett concluded that to be successful in the industry, a brand cannot stand on award-winning credentials alone. The industry's "3-Tier System," "Pay-to-Play" culture, and exhaustive use of lifestyle marketing schemes deployed by larger brands were key barriers to be surmounted with marketing strategy of an alternative realm.

The Problem We're Unveiling

"Lifestyle Marketing:" is the common practice of large industry companies placing their brands inside the images of successful or attractive lifestyles. This method is used in an attempt to have us believe that if we buy those brands, we in turn acquire those lifestyles - even "success" in society. ONE ROQ knows this is deceptive, and that the real lifestyles are in reality enjoyed by the owners of brands.

The Solution

So, in 2016, ONE ROQ abandoned the traditional industry marketing mold, transformed its brand philosophy and redeveloped its business model with **ONE ROQ Vodka Club -** an industry-first, experiential platform redefining the lifestyle spirit experience through the luxury of brand ownership, and the *genuine* lifestyle **Privileges** that come with it.


AMERICAN
ONE ROQ
VODKA

All images are created and owned by the Company.


SMALL BATCH
VODKA

Current Stage

We are currently seeking up to $1.07M to commence the legal, marketing and inventory production requirements to launch the ONE ROQ Club platform.

The Foundation Is Ready

We've invested heavily to develop an award-winning product, establish deep expertise in the market, and innovate the strategy to achieve material growth to position the company for future success. *(Refer to our Projections and Historical Exits diagram below.)*

The Opportunity

By investing today, investors have the outstanding opportunity of acquiring equity at the ground floor of our re-launch. Once an owner, relish in the **Privileges of the Club.**


OWN YOUR SPIRIT
ONE ROQ

(Pictured Above): J. Garrett Green, Founder

Club Privileges

- **Equity Ownership:** Align at the owner level with an award-winning, luxury brand.
- **Distribution:** Receive an annual payment as a percentage of company earnings in profitable years.
- **A Vote:** Influence company direction by casting votes on future initiatives such as: new products, packaging, club privileges, and more.
- **24/7 Concierge:** Use our on-demand ordering and gifting services for stocking the home bar, or sending gifts to friends, family and colleagues.
- **Lifetime Discount:** Up to 40% off merchandise when ordered through the club.
- **VIP Events (In Development):** Enjoy VIP access to special events sponsored by the company.
- **Lifestyle E-Magazine (In Development):** Receive our quarterly, lifestyle e-magazine currently in development with original content and tips covering: travel, home entertaining, dating & relationships, and more.
- **Carry Request (In Development):** Use to make ONE ROQ available at your favorite neighborhood bars, restaurants or retailer.
- **Share The Club:** Once a member, build the value of the company by inviting friends to join. Simple.

The Offering

Investment

$.20/unit │ When you invest you are betting the company's future value will exceed $10.1M.

Membership Levels // Club Privileges // +Perks*

Silver Membership (Invest $100 to $449) // Receive up to 500-2245 units of equity, all Privileges of the club, and two complimentary pieces of ONE ROQ luxury apparel.

Gold Membership (Invest $450 to $2,499) // Receive up to 2,250-12,495 units of equity, all Privileges of the club, and three complimentary pieces of ONE ROQ luxury apparel.

Black Membership (Invest $2,500+) // Receive up to 12,500+ units of equity, all Privileges of the club, five complimentary pieces of ONE ROQ Vodka luxury Apparel, and an autographed bottle from the Founder.

All privileges & perks begin after the offering is completed, less those "In Development."
(Images below are for display purposes only - available merchandise will vary.)


Longsleeve


Polo


Athletic Brim


California Hoodie


V-neck Tee


Quarter Zip


Straight Brim


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Accomplishments To Date

From 2012 to 2015, ONE ROQ Spirits invested nearly $1M in comprehensive research and development. Through this initial investment, we were able to develop a beautiful and award-winning product, build a stable operating infrastructure, establish a tremendous understanding of the industry, and become the beneficiary of several accolades from renowned international organizations verifying the outstanding quality, reputation and vision of our brand. Some of these organizations include: Robb Report Magazine, the International SIP Awards, Bentley Motors, Elite Traveler Magazine, Black Book Magazine, BIN Magazine, and others.

However, to date, our most important accomplishment was our ability to apply the early investment of the company as an opportunity to improve our knowledge and overall marketing strategy within the industry. Candidly, we have endured numerous industry lessons. Lessons which routinely defeat the seemingly most promising of beverage brands. Through this process, it was able identify and develop a highly differentiated cultural approach presenting the company, with the rare opportunity of becoming a breakthrough brand within the coveted industry category of premium vodka.



Key Highlights

- $1M invested in research, development and industry experience
- 5,000+ cases sold ($500k) in initial test launch
- Distribution network ready in key states
- Foundational credentials:
    - International Awards (Intl. Sip Awards)
    - Luxury Brand Partnerships (Robb Report, Bentley, Etc)
    - Indirect Endorsements (Catherine Zeta Jones)
- Development of innovative 'Owners Club' featuring equity, VIP events, customized content, gifting, and retailer carry requests -- all underpinning a next-gen lifestyle experience offering.
- Development of disruptive Cultural Ad Campaign "Own Your Spirit" promoting creative expression, consumer equality and individuality through next-level brand access and ownership.

Our Labels



**INTERNATIONALLY AWARD-WINNING
GLASS & COPPER COLUMN DISTILLED FROM AMERICAN CORN
AND MID-WESTERN MOUNTAIN WATER**

*Recipient of the Gold Medal in the International SIP Awards
the world's largest consumer owned and judged tasting competition.*
***
Distilled + Filtered 5x From American Non-GMO Corn
***
No fillers, thickeners or sugar to create the sensation of mouthfeel.

***

A natural, clean and silky mouthfeel with a subtle hint of sweetness at the finish.

****

GLUTEN FREE *** SULFITE FREE *** SODIUM FREE

Order Here Now

| ONE ROQ Vodka | ONE ROQ Loganberry (Raspberry + Blackberry) | ONE ROQ Dark Chocolate Truffle (Coming Soon) | ONE ROQ Magenta Raspberry (Coming Soon) |

   

Why We Are in Position to Potentially Become the Most Promising Spirit Company in America

Key Differentiators

- A first of its kind **gluten-, sulfite-, and sodium-free recipe** serving the increasing health and allergy conscious consumer.
- Filtered and distilled using rare copper pot AND glass column distillation. Because, when you start honest ingredients, once is enough.
- **Internationally award winning** - for taste and design - from largest _consumer judged_ competition in the world.
- Precise brand positioning targeting the **yet-to-be-established** 'Luxury-American' vodka category
- **$1M invested into industry experience** and foundational assets (recipe, brand, packaging, distribution infrastructure, strategic partnerships and differentiated marketing strategy). **We are an informed and highly experienced startup.**
- Innovative **"Owners Club"** (in development) will allow the brand to distinguish itself from every major brand by being the only lifestyle spirit owned and guided by the people.
- **Innovative Cultural Strategy**: ONE ROQ believes in the power of its ETHOS. Creating what we believe to be the first people-owned luxury spirit will allow the company to start a powerful dialog with the consumer and the media regarding historical privileges of the wealthy, consumer equality and the profoundly important economic and cultural transformation benefiting aspirational and educated consumers.
- **Direct -to-Consumer Communication:** Traditionally, distilled spirits companies believe they must work with wholesalers to communicate their brand's unique value propositions to the end users. However, the use of the wholesaler under traditional practices brings significant communication (and cost) challenges to new brands, as the model promotes three degrees of separation between producers and their end users (i.e., supplier --> wholesaler -->retailer--> end-user), as well as a 'diffusion of responsibility' on behalf of wholesalers and retailers who sell hundreds, if not thousands of other brands. So, we asked the logical question: How can we truly rely upon a wholesaler to accurately and passionately communicate the unique selling features of our brand to retailers, who then would turn around and accurately represent that same messaging to consumers? (The answer: you can't.) So, instead, we deploy direct-to-consumer methods using digital media marketing and face-to-face promotions via tastings and events to reach and communicate with our end users and acquire them through the ONE ROQ Club offering. **Through**

this approach, ONE ROQ can control its destiny. *(Note: ONE ROQ is required to sell through a federally regulated supply chain, known as the three-tier system, and lawfully uses this system to carry out the retail availability and home delivery of its product.*


Escape The Ordinary
AMERICAN
ONE ROQ
And Own Your Spirit

Creative Excellence

ONE ROQ will launch print, video and ground promotional assets bearing the "Escape The Ordinary," "Own Your Spirit," and "Members-Only" slogan and taglines driving focus to our company's ETHOS.


CATEGORY POSITIONING
$29.99
$24.99
Italy
Holland
France
Poland
U.S. Luxury
U.S. Value
France
Russia
Russia
Sweden
LUXURY-AMERICAN

Brand Positioning

ONE ROQ will acquire the luxury and aspirational groups from the established and growing market of American vodka consumers by positioning itself as the luxury-American option.


LAUNCH PLAN
1st Phase
2nd Phase
3rd Phase

Launch Plan

Key distributor and retailer partners have been established in the State of New York, Florida and California and are ready to begin fulfilling orders for the 1st phase of our launch.


INITIAL PRODUCTS
Flagship
Flavored

Initial Product Line

ONE ROQ will initially focus with its line of award-winning luxury vodkas. Additional product introductions, in and outside of vodka, will be considered based on the interest and demand of our members.


Best of the Best
Special Issue
Robb Report
ONE ROQ

Intl. Award-Winning Credentials

Presently, we believe ONE ROQ is the first-of-kind, gluten, sulfite and sodium free recipe targeting the growing health and allergy conscious consumer.
As a people-owned spirit, we are positioning ourselves within the growing shared and decentralized economies.


Club
ONE ROQ
VODKA

Seasoned Leadership

Garrett has 14 years of professional startup and product marketing experience. Unlike a large majority of spirit start ups, Garrett has committed the initial risk capital that has allowed the company to establish a command of the industry and a differentiated strategy for success.

A Look Inside The Club



MEMBER PRIVILEGES

Club & App Features

Own Your Spirit
Align -- at the owner level--with an internationally Award-winning spirits company redefining what a spirit can be.

Financial Reward
Receive an annual distribution as a % of your club ownership in profitable years - plus the potential of upside via a possible future IPO or industry brand acquisition.

Voting
Influence company decisions by casting votes on future initiatives such as: new products, packaging, campaigns, and more.

Carry Requests - IN DEVELOPMENT
Request ONE ROQ to be carried in your favorite neighborhood bars or

ONE ROQ's Competitive Advantage Centers On The Marketing of the Industry's First Authentic Lifestyle Spirit Experience.

ONE ROQ Vodka plans to rapidly build product sales through the marketing of its differentiated lifestyle platform, ONE ROQ Vodka Club (ONEROQClub.com). Consumers who desire to be part of building "America's Luxury Vodka," through "Owning Their Spirit," are able to join the club to become an equity shareholder in the brand. Membership comes with a unique set of lifestyle privileges designed by the club to enhance their member experience. The company has designed the model to create clear contrast between itself and its less genuine (and generous) competitors; establish a powerful customer acquisition model, and build brand advocacy in a way never before done in the industry.

Visit The Website



Key Communication and Customer Acquisition Methods
High-end Short Films, In-Store Engagement, VIP Events, PR and Direct Response Digital Marketing will be our primary communication methods used to reach vodka drinkers throughout the world, as verified on social media.

Request ONE ROQ to be carried in your favorite neighborhood bars or restaurants via the App.

24/7 Home Delivery & Gifting Concierge
Stock your personal bar or use to send gifts. Perfect for tasteful thank yous or thoughtful gifts to friends, family and colleagues.

Lifetime Discount
Enjoy a lifetime membership discount off all merchandise when purchased through the club.

VIP Events - IN DEVELOPMENT
Receive invitations to local and national events events. Enjoy discounted drinks, mingling, and entertainment.

Original Content - IN DEVELOPMENT
Receive personalized, monthly content on home entertaining, dating & relationships, travel, and more.



The Market

The $74 Billion global beverage alcohol market is undergoing two macro trends: enormous industry consolidation into five international majors and an explosion of small, premium craft brands driven by skilled marketing and consumer demand. Vodka accounts for approximately 32% of the distilled spirits market, with the category growing at just under 6% per annum and flavored vodka growing at just under 8% per annum. The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" (aspirational) consumption. This macro industry trend has led to the creation of numerous start-up "craft" brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess to sell larger volumes of portfolio brands, rather than harness resources to internally develop. This market environment has led to on-going demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples ranging from 8x to 30x sales with acquisition candidacy triggered at the 30-100kcases ($10M) per annum in gross sales can be referenced in the "Historical Acquisitions" exhibit and diagram.

Source

Significant Market Stats

- Vodka maintains a dominant market share over all distilled spirit categories with a 10+ year track record of continuous YOY growth - it is the preferred spirit of consumers for ease of drinking, mixability, and price - (Source: Discus.org)
- The total number of vodka consumers in the US is approximately 51M adults - (Source: IWSR 2018)
- 40M people on Facebook (alone) have a confirmed interest in vodka, and about three times that number in alcohol in general - (Source: Facebook.com)
- We believe the US alcoholic beverage industry sustains itself in both strong and weak economies.
- We believe, until now, owning your own luxury spirits brand was a



privilege only accessible to the wealthy.

ONE ROQ is changing this.



Club
ONE ROQ
VODKA



CASES SALES

The Historical Industry Acquisition trend illustrates that ONE ROQ needs to establish 30-50,000 cases to enter salable territory.

- Common denominator of break-through brands: 30,000 cases per year
- Ave. Acquisition Multiples: 8-30x CASE sales
- Ave. Years in operation at sale date: 3.5-4 years
- Ave. Topline Sales: $10-20 million

ONE ROQ will aim to generate 30,000 cases in sales within 2.5 years, and case sales of 50,000-100,000 cases by years 3.5-4.

This Historical Industry Acquisition chart generated internally based on Company research.
Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. For more information, refer to the Financial section (Financial Milestones) of this offering.



Projections
Assumes the purchase of (1) 6-bottle case per year, per Member
Co. Valuation
100M
90M
70M
50M
20M
10M
Exit
50,000 Members/ Cases
Key Events
35,000 Members/ Cases
25,000 Members / Cases (Mainstream Launch)
10,000 Members / Cases
Founders Round I ($1.07M)
We are here
Initial Investment by Company ($1M)
YR 1
YR 2
YR 3
Time

Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. For more information, refer to the Financial section of this offering.

The Founder

ONE ROQ Spirits was founded and developed by American entrepreneur, and award-winning product developer, Garrett Green. As CEO, Garrett leads ONE ROQ's brand strategy with unique millennial insight and operational talent from 14 years of immersive consumer marketing and advertising experience having Founded, Co-Founded and consulted for several uniquely positioned, consumer start ups. Today, Garrett is the CEO of ONE ROQ Spirits, a Co- Founder of the emerging quick-service restaurant franchise, #getfried (www.getfried.com), and a former inside consultant that contributed to the successful National launch of non-dairy milk brand, Elmhurst Milked (elmhurstmilked.com)



Club
ONE ROQ
VODKA

Interesting Facts About Garrett

- Prior to a career in marketing and entrepreneurship, Garrett was a competitive amateur golfer that trained with and competed along side globally ranked golfers such as Paula Creamer and Justin Rose while attending Leadbetter Golf Academy at IMG Academies in Bradenton, Sarasota.

- Garrett is of the same family descent as American History war hero, General Nathaniel Greene, General George Washington's Major General, whose battle record sealed the fate of the American Revolutionary War, and the future of America.



F A Q S

What is ONE ROQ Vodka Club?
ONE ROQ Vodka Club is the experiential lifestyle platform of ONE ROQ vodka. When you join, your purchasing ownership in the brand through a membership, and in return, receiving access to genuine lifestyle privileges that accompany it.

Why ONE ROQ Vodka Club?
ONE ROQ believes that *genuine* lifestyle spirit companies should offer *genuine* lifestyle privileges - this includes the opportunity to reap both lifestyle *and* financial reward.

How does the Club work?
1. **LEARN**: Prospective Members are required to read all club offering material made available through the ONE ROQ Club website and our funding partner website, StartEngine.com
2. **TASTE**: Before, during or after joining, prospective or enrolled members are able to order the product at their leisure through our 24/7 Concierge service via 1-877-Spirits.
3. **INVEST TO JOIN**: When you are ready to join, proceed with the application and enrollment process (Note, Alcohol and Securities regulatory checks will apply). Once approved, simply invest. From here, you will be classified you into one of three Membership Levels representative of your investment amount. Once your investment is complete, be sure to follow prompts to download the ONE ROQ app, and create your official club account. From there, sit back, relax, and enjoy the privileges of the club.

For more information, visit our website at: www.ONEROQClub.com

What is the difference in Memberships?
The difference in Memberships is reflected based upon the amount you have chosen to invest. There are no other differences. All Members receive equal access to the Club's Privileges.

What are the Club Privileges?
The Club Privileges include:
- **Equity**: Align at the owner level with an internationally award winning brand targeting the potential of a future IPO or industry acquisition (exit).
- **24/7 Concierge**: Order or gift ONE ROQ Vodka anytime via the club. Perfect for stocking the home bar or gifting for special occasions. (Delivery restrictions may apply.)
- **Carry Requests**: An app tool designed to allow you to request ONE ROQ at your favorite retailers. (In Development.)
- **VIP Events** : Receive VIP access to local and regional events sponsored by ONE ROQ (In Development)
- **A Vote**: influence company direction by casting votes on new product offerings, package design, marketing & ad campaigns, club privileges, and the potential future location of our destination distillery(s). More details as to unit holders' votes are included in the operating agreement.
- **Quarterly Lifestyle Magazine** (In Development)
- **Distribution**: Receive an annual payment as a % of company earnings in profitable years - or when approved by the company.
- **Share The Club** - Once a member, build the value of the company simply by inviting others to join the club. Simple.

Is investing in ONE ROQ legal?
Yes, ONE ROQ is conducting a Regulation Crowdfunding offering with StartEngine, a funding portal that enables us to offer directly to the public.

How much can I invest?

As an non-accredited investor, you are permitted to invest up to 10% of your annual income. Accredited investors may be allowed to invest more than this.

Where can I try ONE ROQ?

ONE ROQ can be purchased through our website for home-delivery at: ONEROQClub.com. In the future, the product will be made available in select retailers of your selection by using the "Carry Request" app tool. Note, restrictions may apply based on location and phase of our distribution plan.

Can I buy ONE ROQ in market, too, or just online?

If ONE ROQ is not available at your desired retailer already, we have designed an app too that allows you to submit Carry Requests to place ONE ROQ in frequented retailers of your choosing. Once you've submitted the request, we work to place the product within 7 to days at that establishment, on your behalf.

I ordered product online. When will I receive my first bottle?

Deliveries take 3-5 business days from the time you order (delivery restrictions may apply based on location).

Can I cancel my Membership?

You can't 'cancel your membership. However, if you elect, you may sell your membership after 1-year if you desire. (For more information, please read more on "Transfer Rights" in the Operating Agreement.)

Can I sell my member units back to the company?

You may be able to offer your membership units back to the company or existing membership, but only after 1 year.

What makes ONE ROQ mine?

When you join ONE ROQ Club, your buying a piece of the company and its brand in the form of equity units. Equity Units represent a financial interest in the company, which allows you to accept financial rewards as we grow, have a vote in company decision making, and align with the brand on a more intimate level when compared to other brands you may be accustomed to drinking. More details as to unitholders' votes are included in the Operating Agreement.

What are the commitments of the club?

There are no commitments of the club after you join, but we do hope you find features of the club helpful in supporting the company's mission and growth objectives, such as our **24/7 Concierge**, **Share The Club**, and **Carry Request** tools.

Why would I join ONE ROQ?
Our commitment to principled drinking and counter-culture ethos is everything. We align ourselves with like-minded members who see-through the veil of mass-advertising and the dysfunction of big industry. We encourage everyone to be free, independent thinking consumers. If you enjoy the privilege of alcohol, why not form a deeper relationship with a brand you own, guide, and benefit from along the way?

What makes ONE ROQ better than Grey Goose, Ciroc, Titos?
ONE ROQ is a hand-crafted vodka of unparalleled quality and taste - developed with over have a decade of meticulous ingredient sourcing and disciplined recipe tasting. Our first place gold medal in the largest consumer tasting competition in the world is a testament to this claim. What makes us this good? Some say it is a secret recipe made from two of the purest and most iconic ingredients in the country: Mid-Western, American Corn and artisan Colorado Rocky mountain water. Others say it is because it may be first and only gluten, sulfite and sodium free vodkas in the world. But if you asked us, its our unwavering belief that an authentic lifestyle spirit should offer authentic lifestyle reward.

Is ONE ROQ better than Titos Vodka?
ONE ROQ and Titos have a lot in common. We both are made from corn. We both have won first place gold medals in large competitions. We both promote our American-made values. We both come from small beginnings. And we both represent an underlying resistance to foreign-owned brands. However, ONE ROQ and Titos differ in that we invite our drinkers to become more intimately connected with our spirit; to own our brand; to guide its direction; and benefit beyond the glass.

What kind of events will ONE ROQ sponsor / produce?
ONE ROQ will focus on sponsoring and producing events for its membership that include social mixers, concerts, sporting events, creative events and even galas. Members will be given VIP access to all events which may include complimentary food & drink

Is One Roq Club legal?
Yes, ONE ROQ Club is legal, and we want everyone to be aware of the laws governing the company's operation. The two important laws governing our operation include securities law called Regulation Crowdfunding (this is how we are able to accept money in exchange for equity in our company); and also, a Federal and State Alcohol Law known as the Three-Tier System, which governs the flow of ours goods through the supply chain.

The Three Tier System is a federally regulated supply chain requiring that all alcoholic producers sell their products to a licensed wholesaler, who in turn must sell to a licensed retailer, who in turn are able to sell to you. Because it could jeopardize our operations, it is important we state that ONE ROQ does not sell its products direct to its members, as this is would be in violation of the Three Tier System. In lieu, the company partners with industry approved, online portals that work with your local retailers to deliver our products to you. Our partner is 1-877-Spirits, a trusted online delivery service of alcoholic beverage for over 30 years - otherwise known as our Online Concierge.

For more information regarding these laws, please visit: SEC.org, TTB.gov or view our Offering Summary

Do I need to join to buy ONE ROQ?
No, you do not need to join ONE ROQ Club to buy ONE ROQ Vodka. But, you'll miss out on all these incredible Club Privileges.

What are the benefits of joining?
See Club Privileges.

Can I sell my equity?
You cannot sell your equity for 1 year, or until the company goes public, or is acquired by a larger company. In the event the company conducts an IPO on stock exchange, you will be able to work with our transfer agent to sell your stock. In the event the company is acquired, you will be able to receive payment for your stock to collect potential earnings.

Do I need to invest to join the club?
Yes, when you invest, you are in essence joining the club - and vice versa.

What is ONE ROQ's valuation?
ONE ROQ is currently valued at $10,000,000.

What if my store/bar doesn't carry ONE ROQ?
Use the ONE ROQ app to submit a **Carry Request.** We work to place ONE ROQ within 14 days in the retailer of your choice (delivery restrictions may apply based on location).

Do I get a discount buying ONE ROQ if I join?
Yes, as a Member you receive a lifetime discount of up to 40% product whenordered through the club. Note, due to Federal and State laws, ONE ROQ can not guarantee pricing or discounts in the market (i.e., in liquor stores, bars, etc). However, it is legal for you to ask your retailer if they would extend an owner's discount.

How do I buy ONE ROQ right now?
You can buy ONE ROQ through our Online Concierge and have the product home delivered to you. All orders are fulfilled through 1-877 Spirits.com. Alternatively, you can also check local retailers. If the product is not available in local retailers, you can submit a **Carry Request** using your app. (Note,

restrictions may apply based on your location and the stage of our distribution plan.)

Can I get a free sample before I join?

Due to state and federal liquor laws, consumers cannot receive free alcohol. Sorry :(

Will the cost of ONE ROQ come down over time?

Yes, the company will pass value onto its members as it achieves growth and economies of scale.

What is the difference between a Membership "Unit" and a "Share" of Stock ?

"Units" are used to describe the measure of ownership when a company's legal structure is a LLC. "Shares" are used to describe the measure of ownership in a C-Corp or an S-Corp. ONE ROQ Spirits is currently structured as an LLC, but will evaluate the advantages of converting to a C-Corp upon material growth of the company.

Will ONE ROQ always be an LLC?

ONE ROQ Spirits is currently structured as an LLC for tax purposes, but will evaluate the advantages of converting to a C-Corp upon material growth of the company.

BlackBook
Best of the Best
Robb Report
ORVC
BENTLEY
ONE ROQ Spirits is Founded by J. Garrett Green
Company files with New York State on March 12, 2012.
March 12, 2012
Initial Product Line Developed
Garrett commits initial capital to develop the original line of products.
June 2012
ONE ROQ Throws Launch Party in Hollywood
ONE ROQ is covered by Black Book magazine after its private debut in Hollywood.
July 2012
ONE ROQ sets up distribution for Test Launch
We begin selling ONE ROQ into an array of culturally diverse markets and start learning about the traditional wholesaler and retail trade.
August 2012
ONE ROQ Debuts in Robb Report
Leading luxury firm features ONE ROQ in its premier publication.
June 14, 2013
ONE ROQ attends Brunch with Bentley Motors
WATCH THE VIDEO HERE https://www.youtube.com/watch?v=Ik0ZUxo8_qM
July 22, 2013
Catherine Zeta Jones Spotted Buying Bottles of ONE ROQ
On July 25, the National Enquirer published an article describing Catherine Zeta Jones purchasing bottles of Grey Goose and ONE ROQ outside of one of her estates in upstate New York.
July 25, 2013
ONE ROQ Reaches 5000 Cases in Historical Sales
Using traditional industry marketing practices, ONE ROQ reaches 5500 in case sales.
February 2014
ONE ROQ Enhances The Products
ONE ROQ enhances packaging design and releases two new flavors with Dark Chocolate Truffle and Loganberry.
May 2014
ONE ROQ Takes Pause To Analyze Data and Performece
We abandon the expensive traditional industry approach and begin deep think tanks on developing a more efficient business model.
2015 to 2017
We Conceive ONE ROQ Vodka Club and Own Your Spirit Platform
We begin the work to commercialize what we believe is the industry's first direct-to-consumer luxury spirit.
March 2017
The Club Launches
Garrett calls StartEngine to set up this "Founders Round I" and Launch ONE ROQ Vodka Club and the Own Your Spirit cultural campaign.
October 2018

In the Press







SHOW MORE

Meet Our Team



J. Garrett Green
Founder, CEO, and Manager

Garrett has 14 years of professional product development, marketing and investment experience within the consumer goods industry. As the Founder and CEO of ONE ROQ, Garrett is responsible for leading all aspects of brands US and international brand strategy. Last Three Years In Summary: From 2005 to present, Garrett has served as the Founder and Director of Green & Co. Holdings, a privately held research, brand strategy and investment office. (www.greenandc.com). From 2012-present, Garrett has been the CEO, Founder, and Director of One Roq Spirits, LLC (primary position). From 2015-2017: Garrett served as Co-Founder, Lead Investor and Advisor to #getfried Franchise Group, an emerging Quick-Service Restaurant Franchise with 15 global locations (www.getfried.com). From 2016-2017, Garrett served as a key Inside Consultant that led the successful brand development and launch of National, Non-Dairy Brand, Elmhurst Milked. (www.ElmhurstMilked.com) Garrett commits 100% of regular working hours to the day-to-day operations of ONE ROQ Spirits, LLC.





Heath Hettig
Technology

12 Years of senior web and mobile technology engineering experience. CTO of ONE ROQ Spirits. Mr Hettig dedicates up to 100% of working hours to the organization





Robert Dimmer
Communications

Business & marketing professional with an expertise in digital design, advertising, and communications. Mr Dimmer is the principle of Mr.Smith Marketing Agency, and is the agency of record for ONE ROQ Spirits. Approx 20% of the firms working hours are dedicated to the organization.





David Bonk
Accounting

Senior Leadership & Operating Executive | Consultant – MBA CPA,CITP,CGMA,CMA,CISA, CRMA,FHFMA,FACHE. Mr Bonk is the dedicated CPA and CFA for ONE ROQ Spirits, dedicating up to 12% of his firms weekly hours to the organization.





Ben Farber, esq
General Council

Partner @ Phillips Lytle LLP Specializing in Corporate governance, mergers and acquisitions, corporate finance and securities law compliance. Mr Farber is the corporate attorney on record dedicating up to 8% of his firms weekly hours to ONE ROQ Spirits legal matters.





Ken Sutter

Advisor - Finance

Executive Leader in the Bacardi Companies for over 31 years. . Led growth, brand acquisition and market expansion of the $6 billion global spirits company. As Chief Financial Officer and Senior Vice President for Bacardi USA, Ken implemented processes bringing together key stakeholders aligning key metrics to strategies supporting 14% yearly growth over a 7-year period to reach net sales of $1.8 billion. Ken played a key role in leading the due diligent teams for a successful $2 billion brand acquisition (Grey Goose), and set the stage for further global expansion. Helped financially manage a $250M Global Business Transformation Project





Paul Beggan

Advisor - Sales & Operations

Executive Leader in the Bacardi Companies for 28 years. As Vice President of Sales for Bacardi USA, led a team of 200 sales people and over 70 US distributors to $1 billion of sales. Grew a wholly owned subsidiary from the 9th largest Bacardi Company to the 4th largest in a six year period. Helped deliver and lead a $250M Global Business Transformation Project and the team designed to integrate the company's people, processes, and new technology around a single platform.





Todd Graham

Advisor - Marketing

Todd has been a visionary and leader in the distilled spirits and beer industry for over 25 years. He has worked with industry leaders Bacardi, Miller-Coors, and Brown Forman, among others. As founder of TEAM Enterprises, the largest spirits and beer experiential marketing agency in the US, he created platforms and programs that unleashed brands such as Grey Goose, Dewar's, Southern Comfort, Jack Daniels, and Peroni nationwide – just to name a few. He grew TEAM from a one man operation to a multi-million dollar company with over 400 full-time employees managing 7000 brand specialists who implement over 125,000 live events a year.





Veronica Camareza

Advisor - Marketing

Veronica, has gained invaluable experience learning the various touch points of the brand and product lifecycle. Veronica's talent for identifying trends and sourcing materials for product development and manufacturing helped billion dollar brands, such as Victoria's Secret and The North Face, turn their design concepts into product lines with exceptional sell-through rates. She is now bringing her expertise full circle, partnering with the top creative talent, entrepreneurs, and providers in the industry.



Offering Summary

Maximum 535,000 shares* of Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of Membership Units ($10,000)

Company	ONE ROQ Spirits, LLC
Corporate Address	430 Virginia Street, Buffalo, NY 14201
Description of Business	Internationally award-winning, health and luxury lifestyle vodka brand, featuring world's first decentralized (member-owned) business model
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.20 / Membership Unit
Minimum Investment Amount (per investor)	$100

Club Privileges (Perks)*

Silver Membership (Invest $100 to $449) **//** Receive up to 500-2245 shares of equity, all Privileges of the club, and two complimentary pieces of ONE ROQ luxury apparel.

Gold Membership (Invest $450 to $2,499) **//** Receive up to 2,250-12,495 shares of equity, all Privileges of the club, and three complimentary pieces of ONE ROQ luxury apparel.

Black Membership (Invest $2,500+) **//** Receive up to 12,500+ shares of equity, all Privileges of the club, five complimentary pieces of ONE ROQ Vodka luxury Apparel, and an autographed bottle from the Founder.

*All privileges & perks begin after the offering is completed, less those "In Development."

The 10% Bonus for StartEngine Shareholders

One ROQ will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $0.20 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $2.00.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Upcoming Extension Confirmed

2 days ago



We are pleased to announce that ONE ROQ will extend its offering another 60 days. This extension is scheduled to go live in the upcoming week.

Current Campaign Stats

- Launched: 10/16/2018
- Funding Progress: 80% out of $107,000.00 Initial Goal
- Closing: 12/17/2018
- Average Investment: $350-$650

About The Company



ONE ROQ Spirits is the maker of the internationally award-winning, luxury vodka brand, ONE ROQ. The Company is raising funding to launch the industry's first member-owned lifestyle platform through ONEROQClub.com, featuring equity and privileges. Founded by American entrepreneur and brand strategist, Garrett Green, the Company's vision builds on $1M in foundational investments used to develop the product, learn the industry, and innovate its unique business model.





The Perfect Time Of Year To Share

This holiday season, serve up your new investment at upcoming holiday parties. Order or Gift (1) 1-Liter bottle of ONE ROQ or ONE ROQ Loganberry for $30.00/bottle with promo code "ORVC."

Go to ONEROQClub.com/vodka/

(Price does not include shipping + taxes. Delivery restrictions may apply.)



ONE ROQ Vodka®

Escape The Ordinary *and* Own Your Spirit ™

ONEROQClub.com

It's Going To Keep Going....

4 days ago



To Continue To Meet Goals, ONE ROQ Vodka Club Will Extend Offering On December 12th.

"We have been continuously beating our internal funding goals, and have our Founding Members to thank for this," comments Green, CEO. "We are now in position to unlock the growth potential of the Offering by increasing the reach of our message: consumers now have the opportunity to own what they drink, and drink what they own - in essence, an ability to control the destiny of their investment."

ONE ROQ Vodka ®

Escape The Ordinary *and* Own Your Spirit ™

ONEROQClub.com

Reminder To Submit Your Questions

7 days ago



Reminder

For those interested in having their questions answered by the Company during our upcoming conference call, please fill out the following questionnaire to submit your question(s) at the end:

Questionnaire

The upcoming conference call will be recorded and uploaded as a future update via Startengine.com.

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ONE ROQ Spirits has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ONE ROQ Spirits be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Conference Call Questionnaire

9 days ago



Conference Call Questionnaire

For those interested in having their questions answered by the Company during our upcoming conference call, please fill out the following questionnaire, and submit your questions at the end:

Questionnaire

Deadline to submit: **Wednesday, December 5th** at 3:00 pm Eastern Time

The upcoming conference call will be recorded and uploaded as a future update via Startengine.com.

Milestone - 200 Members

9 days ago

(This is a repeat of the prior update with larger formatting, as requested.)



With continued investment from US and Intl. online investors,

ONE ROQ Vodka® Club™ exceeds 200 Members within its initial 6 weeks.

December 2, 2018 - ONE ROQ Spirits, LLC, architects of ONE ROQ® luxury vodka and lifestyle platform ONEROQClub.com, announces its 200th Member. "The foundation being created by these initial members will be pivotal in broadening our message to accelerate funding goals, and execute on the brand's comprehensive re-launch," states ONE ROQ CEO and Founder, Garrett Green. "It is also these investors who will reap the greatest potential rewards in the Company's journey."

The ONE ROQ Vodka Club funding effort builds on $1 million in foundational investments made by the Company that it used to develop its internationally award-winning products; gain invaluable industry insight; and pioneer a highly differentiated business model designed to surmount industry barriers while offering consumers an *authentic* lifestyle brand experience.

"One should look no further than the immense success of BrewDogs (within the beer market), to gain greater understanding for ONE ROQ's potential (within the distilled spirits market)," adds Green.

---

9 days ago

–

Just 15 Days Left

11 days ago



Just 15 Days Left

With the holidays in full swing, its time to spend time - and money - on gifts, decorations and travel with families and friends. However, with **just 15 days left** in our initial offering, don't miss your opportunity to give the gift of equity in our rising luxury spirits company, to yourself :)

Don't wait, reserve your membership today.

Follow Up Items

- Be on the look out for a Conference Call Questionnaire to follow this update. This will be your chance to submit any questions you have to be addressed in our upcoming call by the Company.
- We are still awaiting funds to be released from StartEngine in order to go to the next level of our digital marketing plan to accelerate campaign momentum.
- We will be pursuing the extension of our campaign upon the close of our initial offering. This extension will be treated as an Amendment to the terms of the offering, and will allow us to continue to accept funding up to $1.07M over the next 6-10 months.

Cheers,

ONE ROQ Vodka // Own Your Spirit

www.ONEROQClub.com

Our Last Week - Our Strongest Yet

14 days ago



ESCAPE THE ORDINARY. OWN YOUR SPIRIT.



Recitals

ONE ROQ Spirits, architects of ONE ROQ® luxury vodka, is a privately held lifestyle spirits company Founded by award-winning brand strategist, J. Garrett Green. The company is currently raising funding of $107k, which will be used to expand the company's offering through a subsequent offering of up to $900k. Total proceeds will go towards the development and mainstream launch of the company's innovative lifestyle platform, ONEROQClub.com, and the "Own Your Spirit" cultural ad campaign, featuring Member equity and privileges.

To Our Current and Prospective ROQs,

The past week was our strongest yet – and we are barely getting started. Club Membership is now at 192 investors with total trailing investment of $72,000 – roughly 67% of our total initial funding goal. Average individual investment hovers at just under $400 with daily average investment ranging between $2,000 to $4,500. Notably, this past week in progress has been the result of a minimal $900 investment into digital promotion – a 1,000% ROI. (Imagine our momentum when we begin to start allocating funds towards broadening our reach.)

Thank you

To New Members: welcome to our journey. To Current Members who have upped their stake this past week: a most sincere thank you - and of course, congratulations. You have again, successfully secured your position at the lowest potential valuation of ONE ROQ Spirit's future.

Prep For Initial Funds

Over the last four weeks, while the Company has been awaiting receipt of its initial funds (yes, they are still processing via StartEngine), we have taken proactive steps to align with initial marketing partners who will help co-lead our campaign's strategic online expansion of our offering.

Meetings & Planning For Growth

This past week we conducted several meetings with members of the immediate and extended team to begin discussing the plans that have been established for 2019 to meet the promises made to Members. To this end, and due to an early proof-of-concept being demonstrated through the initial reception of our Club (i.e., thanks to you), there is a growing confidence within the organization that suggests we should no longer discuss ONE ROQ in the context of **if** we achieve 'virality,' but **when**.

Conference Call

As promised in our former update, we would like to schedule a conference call that our current 192+ Members – and 400+ campaign followers – can utilize to gain another level of insight into the company, the brand, and business strategy. We also want to use this opportunity to answers questions from Membership directly. So, on Friday, please be on the lookout for an update which will preface this event.

Let's Rise

With exceptional - and telling - progress made in just the first hand full of weeks of ONE ROQ Spirits campaign, it behooves me to thank - and congratulate - you all once more. With just a few more weeks to go in our initial offering period, let us rally to achieve and exceed every step of

our destiny.

Let **ONE ROQ®** inspire you to **Escape the Ordinary**, *and* **Own Your Spirit** ™ .



J. Garrett Green

Founder

ONE ROQ Vodka // Own Your Spirit

ONEROQClub.com



GO AHEAD, BRAG A LITTLE.

It's the perfect time of year to share the vodka you own with family and friends.

40% Off (Member Pricing) **Online Purchases of** ONE ROQ Vodka during the Offering period.

Order Now via ONEROQClub.com

Happy Thanksgiving, from ONE ROQ Vodka.

20 days ago

A greeting from our family to yours.



Happy Thanksgiving, from ONE ROQ Vodka.
Watch later
Share
ONE ROQ

–

21 days ago

–

–

22 days ago

–

Closing Soon - 28 Days Remaining

23 days ago



Club
ONE ROQ
VODKA



Don't Miss Out. We're Closing Soon.

ONE ROQ has reached over 57% of their funding goal and there are just **28 days remaining** to invest.

Don't wait, become apart of the internationally award winning spirit poised to change an industry. Join us by reserving your shares today.

ONE ROQ Spirits, LLC

* * * * * * * * *

ONE ROQ Spirits *is the maker of the internationally acclaimed luxury vodka, ONE ROQ. The Company is raising funding to launch the industry's first authentic lifestyle platform,* **ONEROQClub.com***, featuring equity and privileges.*

* * * * * * * * *

–

27 days ago

–

WEEK 4 - HEATING UP

29 days ago





Club
ONE ROQ
VODKA

To Our Current and Prospective Members,

ONE ROQ Spirits, architects of ONE ROQ® award-winning luxury vodka, and the **ONEROQClub.com**, is heating up as it continues to drive exceptional week over week growth to its offering.

Club Membership is now at 144 investors with total trailing investment of $56,944. This has successfully put ONE ROQ at just over 53% of its funding goal within its first 4 weeks! Average individual investment still hovers at $400, with total average daily flows between $1,200 and $5,500. Uptick in Gold and Black Level Members continues.

To all New Members: welcome to our journey. To all Current Members who have upped their stake this past week, a sincere thank you - and an even bigger Congratulations. You have each successfully secured your position at the lowest potential valuation of our Company's future. And *this* is key.



AMERICA'S
UP-AND-COMING
ENTREPRENEURS

Prominent ***New Member*** *Spotlight*

ONE ROQ is excited to announce the recent joining of Mr. Jeremy Jordan-Jones. Mr. Jones is a graduate from the Harvard School of Economics, an accredited business analyst, and recently appeared in the Forbes, 2018 Under 30 Summit for his company, Amalgam – the world's smartest blockchain solution. We are thrilled to have Jeremy as part of the Club representing our focus to advance an industry underpinned by consumer safety, transparency and equity.

24/7 *Ordering & Gifting*

ONE ROQ has begun shipping orders to Members making use of our 24/7 Ordering and Gifting service via ONEROQClub.com. What better time to enjoy the vodka you own, than by sharing with friends and family during the upcoming holiday season? Note, to Members who have placed orders this past week, please allow for a few extra days for delivery as we were required to move inventory to our various fulfillment partners located throughout the country in preparation for the Club's expansion. After this initial set up, we will revert to normal 3-5 day lead-times for all online orders. Also, related, please excuse any wrinkles that may be present on the labels of these orders as these tend to appear this time of year due the change in climate. We will be working with supply chain to remedy this moving forward. Thank you in advance for your understanding.

Status of ***Initial Funds***

As shared last week's update, ONE ROQ has submitted for request for its initial disbursement of campaign funds in order to expand efforts to drive awareness of its campaign. While this request was made on the 7th of November, there is a 10-day processing wait time for the funds to clear into our account. Once received, we will immediately expand our current promotional strategies.

Up Coming ***Conference Call***

With the campaign increasing in momentum, so too are important questions from new and prospecting Members. To help all become aligned with key objectives, strategies and milestones of the Company's plan, we will be planning on holding our first conference call sometime in November. Official details to be announced.

Three ***Friends***

Whether you've secured your Membership, or on your way in, this is your opportunity to secure – or maximize – in early position in our company's future. After our total offering goal of $1M is completed, the valuation opportunity will never be lower. With that shared, future success continues to be contingent on new Member creation, or existing Member re-investment. Help continue our outstanding momentum by sharing the ONE ROQ Club with ***three friends***. This is an opportunity for you to challenge an entire industry; to redefine the essence of what it means to be an authentic lifestyle spirit; to benefit from – and enjoy -- the genuine lifestyle and financial rewards of ownership in a purpose-driven brand, like no other.

Escape the ordinary, *and* **Own Your Spirit**. Cheers!

J. Garrett Green

Founder

ONE ROQ Vodka // ONEROQClub.com



Holiday Promo & Limited Time Offer For Non-Members

40% Off (Member Pricing) **Online Purchases of** ONE ROQ during the Offering period.

Stock Up Now // ONEROQClub.com

---

29 days ago

–

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ONE ROQ Spirits has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ONE ROQ Spirits be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

WEEK 3 - COMMENCING DRAW TO EXPAND

about 1 month ago

A brief update as we prepare to optimize campaign momentum for the second half of our offering period.

To Current & Prospective Members,

Another week of outstanding momentum with total Membership now at 121 Members and just under $50k committed in our initial $100k funding tranche. (Average investment amount still hovers at $400 per investor, with a notable uptick in "Black-Level" Members.)

To all new Members: Welcome to Our Journey. To all Current Members who have upped their stake this past week, a huge Thank You, and an even bigger Congratulations.

Some Recitals

Per last week's update, we are currently focused on exercising an initial draw of campaign funds. These funds will be used in order to scale key digital marketing strategies profitably driving Membership growth, in addition to allowing us go to the next phase of the company's plan. Key objectives include: creation of strategic PR platform, meetings with Tier Distributors for FL, CA and NY, continued development of Club privileges, and elevating CRM communications with Membership.

We Aren't Even Scratching The Surface

To echo one of last week's highlights: to date, the Company has successfully risen $50k of investment, with trailing marketing investments of just $5,500. With that said, we are beyond excited to share we will be able to optimize the next phase of our launch strategy by receiving these funds. Growth abound!

Be On The Look Out

Note, the initial draw date was scheduled for the Nov 5 (yesterday). However, it is now scheduled for November 7th (tomorrow). As part of this process, please be on the look out for notification from StartEngine (per SEC rules) to confirm your Investment in the offering - and your **Official Membership.**

Until Next Week, Escape The Ordinary, *and* Own Your Spirit.

J. Garrett Green

Founder

WEEK 2 - PROGRESS UPDATE

about 1 month ago

ONE ROQ Vodka Club Reaches Its First

100 MEMBERS!

Congratulations To Our Founding Investors!



To Our Current and Prospective Members,

Its been just two weeks, and ONE ROQ Spirits continues positive campaign momentum with $37,500 raised of an initial $100k goal, bringing total membership to **100 Investors!** A huge congratulations to you all. You have successfully secured your position at the early possible stages - and valuation - of the Company's future.

Key Accomplishment

We have generated this initial success investing just $5,000 into the initial online advertising of the ONE ROQ Club offering. Everyone, that is a **650% Return On Investment.** This means that for every $1 we are able to put behind the advertising of the Club online (namely, social media advertising), we are generating approximately $8 in return. In summary, in just two weeks we have established a predictable model that will allow us to successfully scale our campaign's funding targets to the initial $107k - and up to $1.07M in over allotment needed to take ONE ROQ mainstream.

Next Steps

Importantly, this future success is contingent upon both your continued help, and the Company's ability to draw on its initial funds come November 5th. From here, the Company will allocate the appropriate investments to expand its working model through its strategic Social Media and Public Relations plan. Using these platforms, we will widen distribution of ONE ROQ's content resonating with like-minded consumer-investors, while also commencing the creation of new content designed to focus - and drive - the Company's story and purpose-driven existence.

Why We Are Here

Yes, ONE ROQ is an internationally award winning spirit that exudes the highest standards of taste and quality, but what makes ONE ROQ truly unique is its commitment to challenging the authenticity of an entire industry, by giving to the consumer what large brands would never: *ownership*, and the **genuine** lifestyle and financial privileges that accompany it. Therefore, ONE ROQ ***is*** the world's first **genuine** luxury, lifestyle spirit.

So, Join us. Escape the ordinary, *and* Own Your Spirit.

J. Garrett Green

Founder

ONE ROQ Vodka // ONEROQClub.com



ONE ROQ

Holiday Promo & Limited Time Offer For Non-Members

40% Off (Member Pricing) **Online Purchases of** ONE ROQ during the Offering period.

Stock Up Now // ONEROQClub.com

(Delete)

about 1 month ago

WEEK 1 - PROGRESS UPDATE

about 2 months ago

To Our Initial and Prospective Members,

Its been just under a week, and ONE ROQ Spirits is off to an outstanding campaign start with $27,000 raised of an initial $100k goal, thanks to its initial 64 Investors! A huge congratulations to these initial "ROQs!"

Average investment size is hovering at $400, with average daily investment flow ranging from $1,000 to $4,000, and climbing.

As we all know, this is just the beginning of the campaign, and it is essential the Company reaches its funding goals on schedule. Therefore, Sharing ONE ROQ's Offering page link with friends, family and colleagues - or even upping your investment - goes a long way for the Company, and for the future value of your Membership.

We look forward to coming days as we continue to expand the campaign, and engage in weekly updates.

As a reminder, you can **Join Our Newsletter**, **Share The Club**, and **Order** your first bottle of ONE ROQ at: **ONEROQClub.com.** (Remember to use **Promo Code "ORVC" for Member- Pricing** during the Offering period.)

As usual, let ONE ROQ inspire you to Escape The Ordinary, and Own Your Spirit.

J. Garrett Green

Founder

ONE ROQ Vodka // ONEROQClub.com

Garrett Green

Founder

ONE ROQ Spirits, LLC

Comments (51 total)

Add a public comment...

0/2500

Post

Howard Kempf 2 hours ago

Why would someone invest without experiencing the product. Seems as through the product is only available after becoming an investor. Savannah is the drinking capital of the southeast. I have lots of places that would be interested in this product of it is quality.

MICHAEL SABELLA ONE ROQ Spirits - Potential Investor 2 days ago

Garrett, Just invested what are the short term goals such as within a 3-6 month period. Hopefully we will have more liquidity after this crowd funding.

> **Garrett Green** ONE ROQ Spirits - Issuer a day ago
>
> Michael – thank you for joining us, and for raising this question. As you know we commenced our offering October 16th with the plan to achieve initial funding goals by the end of the year. We are on pace here. With that timing in mind, we knew we would need to set a plan to enter the market with distributors in the spring of 2019. The reason for this timing is because there is a finite window to work with distributors to set up product launches. This window typically starts in February/March and closes in August. After August and for the remainder of the year, distributors are focused on executing their existing brand programs for their Holiday season, as this is their busiest time of year (approx. 65% of the industry's volume occurs between Oct-Nov-Dec, for example). With that shared, ONE ROQ is focused on scheduling productive meetings with distributors in the months of January and February so that it can begin supplying Member-centric markets come March. From there, sky is the limit.

Michael Dever 5 days ago

Is there an email address to contact the company?

> **Garrett Green** ONE ROQ Spirits - Issuer 5 days ago
>
> Micheal - contact@oneroqclub.com

Randy Scott 5 days ago

Hi I'm interested in investing not big on a club do you have a idea on returns for investors? I invested in the champions hoop league on start engine and I have had nothing but problems and a failed basketball team.now all of the investors want to file a class action I'm interested in putting money up really curious when and if there will be a financial gain for us investors in the end not a club thanks randy

> **Garrett Green** **ONE ROQ Spirits - Issuer** 5 days ago
>
> Randy - as you know, investing in any type of company involves risk, even when investing in mature companies listed on a stock exchange. Start up and early growth companies tend to bear even more risk, but at the same time, more reward. The objective in early stage is placing your bet on vetted companies, with experienced management and comprehensive business models. ONE ROQ checks the boxes. More to the point, we've already learned ALL the hard lessons, and importantly, on our own money. We have built a sturdy plan based on this experience, and our now capitalizing to execute on our plan. The ONE ROQ "Club" describes the community of investors that have elected to rally behind ONE ROQ's opportunity and vision. The Company's potential financial returns (and risks) are outlined thoroughly in the Offering above. I hope this is helpful, and we look forward to your potential joining.

Lannetta Abrams **ONE ROQ Spirits - Potential Investor** 6 days ago

Hello, my name is Lannetta Abrams and I became an investor on yesterday. Although, I am excited about the opportunity, I must say I am disappointed with the service I have recieved thus far from 1877 Spirits. I have been trying to send One Roq as a Christmas gift since this morning. When I called, I recieved no answer. However, when I emailed I recieved a reply. The issue has been when purchasing online, although, the promo states 40% off, it only takes off 15% at checkout. When physically speaking with Mr. Mark
Kim at "Spirits," he was very rude and acted as if "I was bothering him." His explanation to not receiving the 40% discount was based on the price difference of the bottles. If the bottle cost $38, you recieve 15% off and 40% off $50 bottles, although, the code to recieve discount does not reflect this. Please assist as I would very much like clarity on this. Thank you

> **Garrett Green** **ONE ROQ Spirits - Issuer** 6 days ago
>
> Lannetta, upon further review, it is now obvious you used the [one-roq.1-877-spirits.com/] page. While we deeply apologize for the confusion, this web page is currently publishing inaccurate information, which is why Customer Service at 1-877 was also confused. We will be correcting this technical issue by forwarding this (old) page to the appropriate (new) club page [oneroqclub.com/vodka/] within the next 24-48 hours. Lannetta, if you have any additional questions or concerns, please e-mail us at: Contact@ONEROQClub.com, and we will address until fully satisfied. I thank you so much for your support and we look forward to improving your experience as a valued member of our company.

> **Garrett Green** **ONE ROQ Spirits - Issuer** 6 days ago
>
> Lannetta - thank you for bringing this to our attention. Let me state that we view our home delivery and gifting service as one of the most important aspects of member experience and this will be addressed promptly. Before I investigate, please let me confirm the process you took. The Pricing to Members who go through ONEROQClub.com, is $50. By providing the additional ORVC Promo code, this would drop the price to $30 (40% discount), before shipping. If there is a discrepency, something isn't right. Did you go through ONEROQClub.com or was it this page: http://one-roq.1-877-spirits.com/ ???

Xavier Wilkins **ONE ROQ Spirits - Potential Investor** 14 days ago

I order a bottle of one roq on line and it taste very good

Xavier Wilkins **ONE ROQ Spirits - Potential Investor** 14 days ago

tito vodka came out of nowhere and now the owner is worth 4 billion dollars lets go one roq

> **Garrett Green** **ONE ROQ Spirits - Issuer** 14 days ago
>
> It is not only possible. It is potentially probable. Let us rise.

SHOW MORE COMMENTS



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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Main Video

[Music Plays]

[Man looking at his phone]

Where to tonight? I know a place. We'll enjoy it.

Can I help you two? Right this way.

Something to drink tonight? I'll have a One Roq. Soda with lime. One Roc Martini. Extra dirty.

I do apologize, we don't carry One Roq here. That's fine. I trust you will soon enough.

Ben, please tell me you didn't forget to get my brother a graduation gift.

Of course.

Ben???

Dear Bobby, congratulations on the accomplishments. All the best. Cheers, Ben.

I like that.

And one for us?

Yes.

There you go.

Cheers to Bobby.

Cheers to Bobby.

Roq Video

In the world of award winning and celebrity endorsed Vodkas, theres only one that you can own right here right now. Today, you can invest in One Roq Vodka, to launch an internationally, award winning spirits company, poised to disrupt the 70 billion dollar a year distilled spirits industry. Get your investment today to get a piece of your own luxury vodka. You'll build your own luxury distillery and enjoy access to your own luxury events. And that's not all. One Roq Vodka, escape the ordinary and own your spirit.

One Roq Bentley Video

This summer, Bentley Motors hosted an exclusive brunch in the Hamptons. One Roq, America's premium vodka, was invited to attend. Experience it at oneroq.com and fine retailers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THIRD AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ONE ROQ SPIRITS LLC

This Third Amended and Restated Operating Agreement, dated as of August 20, 2018, is entered into by the undersigned.

WHEREAS, a limited liability company known as ONE ROQ SPIRITS LLC (the "Company") has been formed pursuant to the Act; and

WHEREAS, a Second Amended and Restated Operating Agreement of the Company, dated as of April 3, 2015 was previously executed and delivered and serves as the operating agreement for the Company (the "*Prior Operating Agreement*");

WHEREAS, the undersigned desire to establish their respective rights and obligations pursuant to the Act and further amend and restate the Prior Operating Agreement as contemplated herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees as follows:

ARTICLE I

DEFINITIONS

1.1 *Definitions.* In this Agreement, the following terms shall have the meanings set forth below:

"*Act*" means the New York Limited Liability Company Law, as amended and in effect from time to time.

"*Adoption Agreement*" shall have the meaning ascribed to it in Section 3.2(b).

"*Affiliate*" means any Person controlled by or under common control with a Person and any immediate family member of a Person.

"*Agreement*" means this Third Amended and Restated Operating Agreement of ONE ROQ SPIRITS LLC together with all the Schedules and Exhibits hereto.

"*Articles of Organization*" means the Articles of Organization of the Company filed or to be filed with the New York Department of State, as they may from time to time be amended.

"Authorization Date" shall have the meaning ascribed to it in Section 7.2(a).

"Available Unit Purchase Notice" shall have the meaning ascribed to it in Section 7.2(b).

"Available Units" shall have the meaning ascribed to it in Section 7.2(a).

"Board of Managers" means the Managers and such additional or successor Managers as are elected in accordance with this Agreement.

"Capital Account" means the capital account of a Member determined from the formation of the Company strictly in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv) and subject to Exhibit A hereto.

"Capital Contribution" means, with respect to any Member, the sum of the cash, cash equivalents and the Asset Value, as set forth on Schedule B hereto, of Contributed Property which such Member contributes to the Company pursuant to Section 5.1.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" has the meaning ascribed to it in the recitals.

"Distribution" means any cash and other property distributed to a Member by the Company from the operations of the Company or from capital.

"Drag Along" shall have the meaning ascribed to it in Section 7.3.

"Drag Along Notice" shall have the meaning ascribed to it in Section 7.3.

"Fiscal Year" means the fiscal year of the Company, which shall be the year ending December 31.

"Interested Member" shall have the meaning ascribed to it in Section 4.11.

"IRS" means the Internal Revenue Service of the U.S. Department of the Treasury.

"Liquidating Event" shall have the meaning ascribed to it in Section 8.2(a).

"Liquidator" shall have the meaning ascribed to it in Section 8.2(a).

"**_Managers_**" means J. Garrett Green and such additional or successor Managers as are elected in accordance with this Agreement.

"**_Member_**" shall mean each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which may hereafter become a party to this Agreement, but shall not include any Person who ceases to be a Member, for any reason, in accordance with the terms of this Agreement. For all purposes, each Member, as defined herein, shall be deemed to be a "member" as such term is defined in the Act.

"**_Membership Interest_**" means an ownership interest in the Company representing a Capital Contribution by a Member. A Membership Interest includes any and all benefits to which the holder of such a Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest may be expressed as a number of Membership Units. The ownership of Membership Units shall be evidenced by such form of certificate for units as the Board of Managers adopts from time to time. If no such form of certificate is adopted by the Board of Managers, the Membership Units shall be deemed to be uncertificated securities as defined in Section 8-102 of the New York Uniform Commercial Code.

"**_Membership Units_**" means the units evidencing a right to receive distributions and allocations of Net Income and Net Loss (and items thereof) of the Company issued to such Member in the numbers set forth opposite such Member's name on Schedule A annexed hereto, as may be amended from time to time.

"**_Net Income_**" means, for any taxable period, the excess, if any, of the Company's items of income and gain for such taxable period over the Company's items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for in Exhibit A.

"**_Net Loss_**" means, for any taxable period, the excess, if any, of the Company's items of loss and deduction for such taxable period over the Company's items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for in Exhibit A.

"**_Offer Notice_**" shall have the meaning ascribed to it in Section 7.2(a).

"**_Partnership Representative_**" shall have the meaning ascribed to in Section 6.3(c).

"**_Percentage Interest_**" means, as to a Member, his, her or its interest in the Company as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then issued and outstanding and as specified in Schedule A attached hereto, as such Schedule may be amended from time to time.

"Permitted Transferee" means (a) the descendants of a Member, (b) a trust for the benefit of a Member's descendants or other Members, (c) another Member or Members, (d) the personal representative of the estate of any Person described in clause (a) or (c), or (e) the Company.

"Person" means any natural person or any corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

"Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Substituted Member" shall have the meaning ascribed to it Section 7.6(b).

"Tax Matters Partner" shall have the meaning ascribed to in Section 6.3(a).

"Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Company.

"Transfer" shall have the meaning ascribed to it in Section 7.1.

"Transferring Holder" shall have the meaning ascribed to it in Section 7.2(a).

"Triggering Holder" shall have the meaning ascribed to it in Section 7.3.

ARTICLE II

ORGANIZATION

2.1 *Formation.* The parties have caused the formation of the Company pursuant to the Act by filing Articles of Organization with the New York Department of State.

2.2 *Operating Agreemnt.* This Agreement amends, restates and replaces the Prior LLC Agreement in all respects and upon the execution and delivery of hereof, this Agreement, including all of the Schedules and Exhibits hereto, shall constitute the "Operating Agreement" of the Company as such term is used in the Act.

ARTICLE III

MEMBERS

3.1   *Membership Units; Names and Addresses*.

(a)   The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to [**55,000,000**] Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

(b)   The names, addresses, Capital Contributions and number of Membership Units held by each of the Members are as set forth in Schedule A to this Agreement.

3.2   *Additional Members; Acknowledgments of Additional Members Regarding Operation of the Company*.

(a)   A Person may be admitted as a Member after the date of this Agreement upon a vote of the Members in accordance with Section 3.7 hereof. At the time of such vote, the Members shall also determine the Capital Contribution to be made by such Person and the number of Membership Units to be allocated to such Person upon admission as a Member.

(b)   Notwithstanding the foregoing, no Person shall become a Member until such time as that Person has (i) executed and filed with the Company an adoption agreement (which has been countersigned by a duly authorized representative of the Company) whereby such Person has agreed to be bound by the terms and conditions of this Operating Agreement (the "**Adoption Agreement**," in the form as substantially set forth on Exhibit C attached hereto) and (ii) made the Capital Contribution determined by the Members in accordance with Section 3.2(a).

(c)   Upon the admission of an additional Member in accordance with this Section 3.2, the Board of Managers shall amend Schedule A to reflect the admission of such additional Member.

(d)   Each of the Persons that become additional Members of the Company acknowledge and agree that:

(i)   J. Garrett Green ("*Green*") owns more than a majority of the Membership Units and serves as the sole Manager of the Company and controls the operation of the Company and may amend this Agreement without the consent of any other Member;

(ii)   in connection with the operation of the Company, Green may enter into one or more interested transactions (i.e., transactions between the Company and Green and/or transactions between the Company and an entity in which Green holds an equity interest) (each, an "***Interested Transaction***") and Green shall be entitled to unilaterally approve all such Interested Transactions on behalf of the Company without the vote of any other Member of the Company;

(iii)   it is currently contemplated that the Company shall convert into a corporation in the future and (A) may be approved unilaterally by Green in his capacity as Member holding more than a majority of the issued and outstanding Membership Units and (B) such a conversion may have adverse tax consequences to each of the Members;

(iv)   each Member has reviewed the terms of the disclosure documents provided in connection with the offering of Membership Units and understands the risks associated with the purchase of the Membership Units;

(v)   it is currently contemplated that the Company may engage in one or more future equity financings which will result in dilution relative to the existing Members of the Company; and

(vi)   Green shall not have any liability arising from exercising his discretion in his capacity as sole Manager of the Company and Member of the Company holding more than a majority of the issued and outstanding Membership Units of the Company.

3.3   *Books and Records*. The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on a cash basis in accordance with this Agreement and with generally accepted accounting principles.

3.4   *Information*. Each Member may inspect during ordinary business hours, and at the principal place of business of the Company, the Articles of Organization, this Agreement, the minutes of any meeting of the Members and any tax returns of the Company for the immediately preceding three Fiscal Years.

3.5   *Meetings of Members*. The Members shall meet at such times as meetings are called in accordance with the Operating Procedures set forth on Exhibit B. Meetings of Members and governance of the Company shall be in accordance with such Operating Procedures.

3.6   *Voting Agreements*. An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Units held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

3.7   *Action by Vote of the Members*. Except as otherwise provided in the Act, the Articles of Organization or this Agreement, whenever the Members are required or permitted to vote or otherwise act, the affirmative vote of Members holding not less than a majority of the Membership Units shall be the act of the Members.

3.8   *Independent Business Opportunities*. Each Member may engage independently or with others, for their own accounts and for the accounts of others, in other business ventures and activities of every nature and description (each, an "***Independent Business Opportunity***"). Neither the Company nor any other Member shall have the right to participate in any manner in any such Independent Business Opportunity of a Member or in any profits or income earned or derived therefrom.

ARTICLE IV

MANAGEMENT AND EXTRAORDINARY TRANSACTIONS

4.1   *Management*. The Company's business shall be managed by the Board of Managers, who shall be elected by the Members in accordance with Section 3.7 hereof. Except as otherwise provided in this Agreement, all management decisions shall be determined by the Board of Managers in accordance with the Operating Procedures attached hereto as Exhibit B.

4.2   *Duty of Manager*. Each Manager shall perform his or her duties as a Manager in good faith and with that degree of care which an ordinary prudent person in like position would use under similar circumstances. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports and statements, including, without limitation, financial statements and other financial data, in each case prepared by any Person as to matters the Manager reasonably believes are within such Person's professional or expert competence.

4.3   *Number, Tenure and Qualifications of Manager*. The Company shall have one (1) Manager which shall be J. Garrett Green. The number of Managers of the Company may be amended from time to time by vote of Members in accordance with Section 3.7 hereof. The Managers shall hold office until the next annual meeting of Members or until a successor shall have been elected and qualified.

4.4   *Powers of Managers*. Except as otherwise set forth in this Agreement, including without limitation Section 4.11, the Board of Managers shall have the power and authority, on behalf of the Company, to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any Person any property; (b) open bank accounts and otherwise invest the funds of the Company; (c) purchase insurance on the business and assets of the Company; (d) commence lawsuits and other proceedings; (e) enter into any agreement, instrument or other writing; (f) retain accountants, attorneys or other agents and (g) take any other lawful action that the Board of Managers consider necessary, convenient or advisable in connection with any business of the Company.

4.5   *No Exclusive Duty to Company*. The Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities. To the fullest extent permitted by law, each of the Members waives any and all fiduciary and other duties imposed on the Manager and each other Member under any applicable law, rule or regulation and acknowledge and agree that in managing the Company, the Manager is entitled to make any and all decisions solely in its best interest without regard to or consideration of the interests of the Members.

4.6 *Resignation*. A Manager may resign as Manager at any time on notice to the Company. The resignation of a Manager shall take effect upon receipt of such notice or at any later time specified in such notice. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.7 *Removal*. A Manager may be removed or replaced with or without cause by the vote of the Members, entitled to vote thereon, in accordance with Section 3.7 hereof. The removal of a Manager who is also a Member as a Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

4.8 *Vacancies*. Any vacancy occurring for any reason on the Board of Managers may be filled by the affirmative vote of the Members pursuant to Section 3.7. A Manager elected to fill a vacancy on the Board of Managers shall be elected for the unexpired term of the Manager's predecessor in office and shall hold office until the expiration of such term and until the Manager's successor has been elected and qualified. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Members and until a successor has been elected and qualified.

4.9 *Salaries*. The salaries and other compensation of the Managers shall be fixed from time to time by the vote of the Members in accordance with Section 3.7 hereof. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.10 *Officers*.

(a) The Board of Managers may designate one or more individuals, who may or may not be Members or Managers, as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Board of Managers. Any officer may be removed by action of the Board of Managers at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Board of Managers.

(b) In the case of the absence or illness of any officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Managers may delegate and assign, for the time being, the powers and duties of any officer to any other officer or to any Manager.

4.11 *Extraordinary Transactions*. Notwithstanding anything else in this Agreement, approval of the Members in accordance with Section 3.7 hereof, shall be necessary for the consummation of any of the following events:

(a)   the transfer by a Member of any Membership Units;

(b)   the dissolution of the Company as provided in Section 8.1(a);

(c)   the dissolution of the Company within ninety (90) days following the bankruptcy, death, dissolution, incapacity or withdrawal of any Member or the occurrence of any other event that terminates the continued membership of any Member, as provided in Section 8.1(b);

(d)   any Terminating Capital Transaction;

(e)   the merger, consolidation or combination of the Company with any other Person;

(f)   the incurrence of indebtedness by the Company;

(g)   the sale, exchange, lease, pledge, or granting of a security interest in any of the assets of the Company other than in the ordinary course of its business;

(h)   the admission of an additional Member;

(i)   any change in the number of the Managers of the Company;

(j)   any change in the compensation of any Manager or of any Member (or their Affiliates); or

(k)   the purchase of Membership Units by the Company pursuant to Section 7.2.

4.12 *Amendments*. This Agreement and the Articles of Organization may be amended from time to time in writing in accordance with the following:

(a)   upon a vote of the Members in accordance with Section 3.7,

(b)   if the amendment is an amendment of Schedule A or Schedule B hereto, whenever required by a provision of this Agreement; or

(c)   if the amendment is an amendment of the Articles of Organization of a type set forth in Section 213(b) of the Act, by the Board of Managers.

ARTICLE V

CAPITAL CONTRIBUTIONS, ALLOCATIONS AND DISTRIBUTIONS

5.1 *Capital Contributions.* At the time of the execution of this Agreement, the Members shall make the Capital Contributions set forth in Schedule A to this Agreement. Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A and shall have a Percentage Interest in the Company as set forth in Schedule A. Schedule A and/or Schedule B shall be amended from time to time by the Board of Managers to the extent necessary to accurately reflect redemptions, Capital Contributions, the issuance of additional Membership Units, the admission of additional Members, or similar events having an effect on any item set forth therein. The Members shall have no obligation to make any additional Capital Contributions to the Company.

5.2 *Loans by Members.* A Member may, but is not obligated to, loan or cause to be loaned to the Company such additional sums as the Members deem appropriate and necessary for the conduct of the Company's business; provided, however, that such loan, and the terms and conditions thereof, is approved by the vote of the Members in accordance with Section 3.7 hereof.

5.3 *Allocations.* For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Company's items of income, gain, loss and deduction (computed in accordance with Exhibit A hereof) shall be allocated among the Members in each taxable year (or portion thereof) in accordance with Section 3 of Exhibit A.

5.4 *Distributions.* Except as otherwise provided in Article VIII, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

5.5 *Distributions Upon Liquidation.* Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with Article VIII.

5.6 *Tax Distributions.* Subject to any restrictions in any Company debt-financing arrangement then applicable, and subject to the Board of Managers' sole discretion to retain any other amounts necessary to satisfy the Company's obligations, the Company shall distribute quarterly to the Members in accordance with their Percentage Interest, to the extent cash is available to the Company, an amount sufficient to enable the Members to pay their U.S. federal income tax liabilities attributable to their respective distributive shares of Net Income of the Company (calculated for each Member net of any Net Loss of the Company previously allocated to such Member and not previously offset by allocations of Net Income), in each case assuming that each Member is taxable at the highest marginal U.S. federal and New York State income tax rate applicable to such Member. The amounts to be distributed to a Member as a tax distribution pursuant to this Section 5.6 in respect of any Fiscal Year shall be computed as if any distributions made pursuant to Section 5.4 during such Fiscal Year were a tax distribution in respect of such Fiscal Year.

ARTICLE VI

TAXES

6.1   *Preparation of Tax Returns.* The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Members for federal and state income tax reporting purposes.

6.2   *Tax Elections.* Except as otherwise provided herein, the Tax Matters Partner (as defined below) shall, in his sole and absolute discretion, determine whether to make any available election pursuant to the Code. The Tax Matters Partner shall have the right to seek to revoke any such election (including, without limitation, the election under Section 754 of the Code) upon the Tax Matters Partner's determination in his sole and absolute discretion that such revocation is in the best interests of the Members.

6.3   *Tax Matters Partner.*

(a)   J. Garrett Green shall be the "Tax Matters Partner" of the Company for federal income tax purposes. Pursuant to Section 6230(e) of the Code, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Company, the Tax Matters Partner shall furnish the IRS with the name, address, taxpayer identification number, and profits interest of each of the Members; provided, however, that such information is provided to the Company by the Members.

(b)   The Tax Matters Partner is authorized, but not required:

(i)   to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes (such administrative proceedings being referred to as a "tax audit" and such judicial proceedings being referred to as "judicial review"), and in the settlement agreement the Tax Matters Partner may expressly state that such agreement shall bind all Members, except that such settlement agreement shall not bind any Member (A) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on behalf of such Member or (B) who is a "notice partner" (as defined in Section 6231(a)(8) of the Code) or a member of a "notice group" (as defined in Section 6223(b)(2) of the Code);

(ii)   in the event that a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a "final adjustment") is mailed to the Tax Matters Partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Company's principal place of business is located;

(iii)   to intervene in any action brought by any other Member for judicial review of a final adjustment;

(iv)   to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(v)   to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken account by a Member for tax purposes, or an item affected by such item; and

(vi)   to take any other action on behalf of the Members or the Company in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the Tax Matters Partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the Tax Matters Partner and the provisions relating to indemnification of the Managers set forth in Section 9.2 of this Agreement shall be fully applicable to the Tax Matters Partner in his capacity as such.

(c)   Partnership Representative. For all taxable years beginning on or after January 1, 2018, J. Garrett Green shall be designated the "partnership representative" (the "Partnership Representative") as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314 (the "Bipartisan Budget Act of 2015")) and the Company, the Board of Managers and the Members shall complete any necessary actions (including executing any requested certificates or other documents) to effect such designation.. J. Garrett Green may make any elections available to be made as Partnership Representative, including, without limitation, the election described in Code Section 6226(a)(1) (as in effect following the effective date of its amendment by Section 1101 of the Bipartisan Budget Act of 2015).

(d)   The Tax Matters Partner or Partnership Representative shall receive no compensation for his services as such. All third party costs and expenses incurred by the Tax Matters Partner or Partnership Representative in performing his duties as such (including legal and accounting fees and expenses) shall be borne by the Company. Nothing herein shall be construed to restrict the Company from engaging an accounting firm to assist the Tax Matters Partner or Partnership Representative in discharging his duties hereunder.

6.4   *Organizational Expenses.* The Company shall elect to amortize organizational expenses, if any, incurred by it in organizing the Company and deduct such expenses ratably over the minimum period provided in Section 709 of the Code and the Regulations thereunder.

6.5   *Withholding.* Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made.

ARTICLE VII

TRANSFERS OF MEMBERSHIP UNITS

7.1   *Transfers in General.* The sale, transfer, assignment, pledge or other disposition of any interest in any Membership Unit (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), directly or indirectly, to another Person is referred to herein as a "Transfer" and to take such action is referred to herein as to "Transfer." No Member shall Transfer any Membership Units (or any interest in any Membership Units), unless such Transfer is made (a) to a Permitted Transferee or (b) in compliance with the provisions of Section 7.1 and Section 7.2. In no event, shall any Transfer of Membership Units (other than to a Permitted Transferee or in a sale of the entire Company) pursuant to this Article VII be made by any Member for any consideration other than cash payable upon consummation of such Transfer or in installments over time.

7.2   *Right of First Refusal.*

(a)   Notice of Proposed Transfer. Subject to the terms and conditions set forth in this Article VII, at least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the "Transferring Holder") shall deliver a written notice (the "Offer Notice") to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the "Available Units"), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined pursuant to this Section 7.2 prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "Authorization Date").

(b)   Exercise of Right of First Refusal. The Company shall have ten (10) days from receipt of the Offer Notice to accept the Available Units offered in the Offer Notice in full or in part. To the extent that the Company has not agreed to purchase all of the Available Units, the Company shall notify each Member that such Member is entitled to purchase a portion of the remaining Available Units by delivering written notice (the "Available Unit Purchase Notice") to the Members and the Transferring Holder within fifteen (15) days following delivery of the Offer Notice setting forth the maximum number of the remaining Available Units which such Members may purchase. The Members shall have thirty (30) days after delivery of the Available Unit Purchase Notice to elect, in writing, to purchase remaining Available Units. Remaining Available Units shall first be allocated to each such Member in an amount equal to the lesser of (A) the maximum amount specified by each such Member in such Members Available Unit Purchase Notice response and (B) such Member's pro rata share of all Membership Units held by all such Members. If all of the remaining Available Units offered to such Members are not fully subscribed by such Members, the un-subscribed Available Units shall be allocated to the Members purchasing their pro rata share and indicating in their response to the Available Unit Purchase Notice a desire to acquire any Available Units that are available because of under-subscription and if such Members collectively indicate an interest in acquiring additional Available Units in an amount in excess of the aggregate amount of Available Units remaining, such remaining Available Units will be allocated among such Members pro rata in accordance with their respective holdings of Membership Units.

(c)   Closing of Transfer to Company and/or Members. If the Company and the Members have elected to purchase all of the remaining Available Units hereunder, the Transfer of such Available Units to the Company and the accepting Members shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Holder, but in any event within fifteen (15) days after the Authorization Date.

(d)   Transferring Holder's Right to Transfer. If the Company and the Members do not elect, in the aggregate, to purchase all of the Available Units offered in the Offered Notice from the Transferring Holder, the Transferring Holder shall have the right, within the ninety (90) days following the Authorization Date, to Transfer all of such Available Units to the transferee(s) specified in the Offer Notice in the amounts specified in the Offer Notice at a price not less than the price per unit specified in the Offer Notice and on other terms no more favorable to the transferee(s) thereof than specified in the Offer Notice.

(e)   Re-offer. Any Available Units not so Transferred within such 90-day period shall be reoffered to the Company and the Members pursuant to this Section 7.2 prior to any subsequent Transfer.

(f)   Non-applicability. The provisions of this Section 7.2 shall not apply to a Transfer made to a Permitted Transferee or a Transfer where the consideration is not entirely cash.

7.3   *Drag-Along Rights.* Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the "**Triggering Holder**") may sell all of their Membership Units to an unaffiliated third party as part of a sale of all equity of the Company to the third party. If the Triggering Holder proposes to sell all of his, her or its Membership Units to an unaffiliated third party pursuant to a <u>bona</u> <u>fide</u> sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the "**Drag-Along**") by providing the other Members with written notice containing the terms of the Drag-Along (the "**Drag-Along Notice**"). Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party.

      7.4   *Effect of Assignment.*

      (a)   *Termination of Rights.* Any Member who shall assign any Membership Units or other interest in the Company shall cease to be a Member with respect to such Membership Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Membership Units or other interest. A Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining interest and shall not cause the Member to be released from any liability to the Company or any other Person solely as a result of the Transfer.

      (b)   *Deemed Agreement.* Any Person who acquires in any manner whatsoever any Membership Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof and any agreement pursuant to which the Membership Units were acquired, as applicable, to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Membership Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

      (c)   *Assignee's Rights.* A Transfer of Membership Units permitted hereunder shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Unless and until an assignee becomes a Substituted Member pursuant to Section 7.6, the Assignee shall not be entitled to any of the rights or privileges granted to a Member hereunder or under applicable law, other than the rights and privileges specifically granted to Assignees pursuant to this Agreement.

      7.5   *Additional Restrictions on Transfer.*

(a)   *Restrictions*. Membership Units are transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rules then in force) if such rule is available, (iii) an exemption under applicable securities law, and (iv) other legally available means of transfer permitted by this Agreement.

(b)   *Execution of Counterpart*. Each transferee of Membership Units or other interests in the Company shall, as a condition prior to such Transfer, execute and deliver to the Company an Adoption Agreement in the form of Exhibit C pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(c)   *Notice*. In connection with the Transfer of any Membership Units, the holder of such Membership Units will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(d)   *Legal Opinion*. No Transfer of Membership Units or any other interest in the Company may be made unless in the opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

7.6   *Assignees; Substituted Members.*

(a)   Unless the assignee of any Membership Unit is admitted as a Substituted Member as provided in Section 7.6(b) (or is the Company or another Member), (i) the assignee shall only have only the rights of the transferring Member in the Company income, gain, loss, deductions and distributions rights, (ii) the assignee shall have no right to vote on Company matters, inspect Company books and records or otherwise participate in Company affairs, and (iii) the interest of the assignee shall be disregarded for purposes of determining whether Members owning the required Membership Units have voted on any matter requiring a vote of the Members.

(b)   An assignee of the whole or any portion of the transferring Member's Membership Units, validly assigned pursuant to this Article VII, may become a "Substituted Member" in the place of the transferring Member, to the extent of the Membership Units validly transferred, if all of the following conditions are satisfied:

(i)   A fully executed and acknowledged written instrument of assignment has been filed with the Company which sets forth the intention of the transferring Member that the assignee become a Substituted Member in its place, to the extent of the Membership Units assigned;

(ii)   The assignee executes and acknowledges an Adoption Agreement and such other instruments, in form and substance reasonably satisfactory to the Board of Managers, as are reasonably necessary or desirable to effectuate the admission and to confirm the agreement of the assignee to be bound by all the terms and provisions of this Agreement with respect to the Membership Units acquired; and

(iii)   The Board of Managers approves the admission of the assignee as a Substituted Member, provided, that no such approval shall be required to admit any assignee or transferee of any Person that acquired Membership Units pursuant to a transfer permitted by Article VII.

(c)   Notwithstanding anything to the contrary in this Agreement, both the Company and the Board of Managers will be entitled to treat the transferring Member as its absolute owner in all respects, and will incur no liability for Distributions made in good faith to that Member, until a written assignment that conforms to the requirements of this Article VII has been received by the Company and accepted by the Board of Managers.

7.7   *Amendment of Schedule*. As soon as reasonably practicable following a transaction described in this Article VII, the Board of Managers will, without the need for the consent of the Members, amend Schedule A to reflect the names of the Members, the number of Membership Units held and the Percentage Interests of the Members immediately after the transaction. Such revised Schedule A shall replace in its entirety the Schedule A in effect immediately prior to the transaction. Upon the request of a Member, the Board of Managers will distribute the then-current Schedule A to the requesting Member.

7.8   *Involuntary Transfer.*

(a)   Any Person who becomes the holder or possessor of any Membership Unit of the Company by virtue of any judicial process, attachment, bankruptcy, receivership, execution, or judicial sale, including, without limitation, any person to whom such Membership Unit shall have been transferred pursuant to a court order in a matrimonial action (regardless of whether such Membership Unit be deemed a voluntary or involuntary transfer), shall immediately offer all of such Membership Units to the Company whenever requested by the Company, at a purchase price equal to the then book value per Membership Unit as shown on the financial statements of the Company multiplied by the total number of Membership Units held by such Person.

(b)   Any sale under this Section 7.8 shall be closed at the office of the Company at 10:00 a.m. on the thirtieth (30th) day following the date of the Company's request described above in Section 7.8(a), or at such other time and place as shall be mutually agreeable to the parties to such closing. At such closing, the purchase price shall be paid in full in cash or by certified check.

7.9   *Section 7704 Safe Harbor*. In order to permit the Company to qualify for the benefit of a "safe harbor" under Section 7704 of the Code, notwithstanding anything to the contrary in this Agreement, no Transfer of any Membership Unit or economic interest shall be permitted or recognized by the Company or the Board of Managers (within the meaning of Regulations Section 1.7704-1(d)) if and to the extent that such Transfer would cause the Company to have more than 100 partners (within the meaning of Regulations Section 1.7704-1(h), including the look-through rule in Regulations Section 1.7704-1(h)(3)).

      7.10   *Legend.*

In the event that certificated Membership Units are issued, such certificated Membership Units will bear the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR APPLICABLE STATE SECURITIES LAWS ("**STATE ACTS**") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN AN OPERATING AGREEMENT AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "**COMPANY**"), BY AND AMONG ITS MEMBERS (THE "**LLC AGREEMENT**"), A COPY OF WHICH SHALL BE FURNISHED UPON REQUEST."

To the extent applicable, certificated Membership Units may also bear a legend in substantially the following form:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE LLC AGREEMENT AND/OR A SEPARATE AGREEMENT WITH THE INITIAL HOLDER, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY UPON WRITTEN REQUEST AND WITHOUT CHARGE."

If a Member holding certificated Membership Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), that no subsequent Transfer of such Membership Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new certificated Membership Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this Section 7.10.

      7.11   *Transfer Fees and Expenses.* The transferor and transferee of any Membership Units or other interest in the Company shall be jointly and severally obligated to reimburse the

Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

7.12 *Resignation; Void Assignment.* No Members shall have the right to resign or withdraw as a Member. Any Transfer by any holder in contravention of this Agreement or which would cause the Company to not be treated as a partnership for U.S. federal income tax purposes shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a holder.

ARTICLE VIII

DISSOLUTION

8.1 *Dissolution.*

(a) The Company shall be dissolved and its affairs shall be wound up upon the affirmative vote of the Members in accordance with Section 3.7.

(b) In the event of the bankruptcy, death, dissolution, or incapacity of any Member or the occurrence of any other event that terminates the continued membership of any Member, the remaining Members shall have the right to continue the Company and the Company shall continue, unless within ninety (90) days after such event, the remaining Members vote in accordance with Section 3.7 to dissolve the Company.

8.2 *Winding Up and Liquidation.*

(a) Upon the occurrence of an event set forth in Section 8.1(a) (a "Liquidating Event"), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to, or appropriate for, the winding up of the Company's business and affairs. The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

(i) First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors;

(ii) Second, to Members and former Members in satisfaction of liabilities for distributions under Section 507 or 509 of the Act; and

(iii) The balance, if any, to the Members in accordance with their Percentage Interests.

(b) Notwithstanding the provisions of Section 8.2(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including those to Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.2(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c) In the discretion of the Liquidator, a pro-rata portion of the distributions that would otherwise be made to the Members pursuant to this Article VIII may be:

(i) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(ii) withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 8.2(a) as soon as practicable.

8.3 *Articles of Dissolution.* Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, articles of dissolution shall be filed with the New York Department of State pursuant to the Act.

8.4 *Compliance with Timing Requirements of Regulations.* In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article VIII to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, Distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

8.5 *Deemed Distribution and Recontribution*. Notwithstanding any other provision of this Article VIII, in the event the Company is considered liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Company's property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit A hereto, the Company shall be deemed to have contributed all its property and liabilities to a new limited liability company in exchange for an interest in such new limited liability company and, immediately thereafter, the Company will be deemed to liquidate by distributing the interests in the new limited liability company to the Members.

8.6 *Rights of Members*. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Account and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member as to the return of their Capital Account, Distributions, or allocations.

ARTICLE IX

INDEMNIFICATION

9.1 *Limitation of Liability*. Except as otherwise required by the Act, no Manager or officer, if any, shall be liable to the Company or any other Member for any loss or damage sustained by the Company or any Member unless such Manager or officer has failed to comply with Section 4.2 or 4.10, as the case may be, with respect to the actions or occurrences giving rise to such loss or damage.

9.2 *Indemnification*. To the maximum extent permitted under the Act, the Company shall indemnify and hold harmless each Manager and officer, if any, from and against all claims and demands unless such Manager and officer, if any, has acted (a) in bad faith, (b) with deliberate dishonesty or (c) for personal financial profit or other advantage to which he or she is not legally entitled, with respect to the actions or occurrences giving rise to such claims and demands.

9.3 *Reimbursement*. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Manager and officer, if any, for reasonable legal or other expenses (as incurred) of such Manager or officer, in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any claim or demand for which such person may be indemnified pursuant to Section 9.2, provided, that if it is finally judicially determined that such person is not entitled to the indemnification provided by Section 9.2, then such person shall promptly reimburse the Company for any reimbursed or advanced expense.

ARTICLE X

GENERAL PROVISIONS

10.1 *Notices.* Except as otherwise provided in this Agreement or required by law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the Person or to an executive officer of the Person to whom such notice, demand or other communication is directed or (b) sent by first-class mail, postage prepaid, addressed to the Person at his, her or its address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three business days after it was mailed.

10.2 *Entire Agreement/Amendments.* This Agreement and the Articles of Organization contain the entire agreement among the Members with respect to the subject matter hereof. No amendment of this Agreement or the Articles of Organization shall be effective unless made in accordance with Section 4.12 hereof.

10.3 *Waiver.* No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

10.4 *Severability.* If any of the terms of this Agreement are declared to be illegal or unenforceable by any court or tribunal of competent jurisdiction, such term or terms shall be null and void and shall be deemed deleted from this Agreement with respect to the jurisdiction of that court or tribunal; provided, however, that all the remaining terms hereof shall remain in full force and effect.

10.5 *Binding Effect and Benefit.* This Agreement shall be binding upon and inure to the benefit of all Members, and each of the permitted successors and assignees of the Members. No party may assign rights or delegate obligations hereunder except pursuant to the provisions hereof. Nothing in this Agreement is intended to benefit any person not a party hereto.

10.6 *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.7 *Governing Law.* This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC



By: _____
J. Garrett Green
Manager

MEMBER:

_____
J. Garrett Green

SCHEDULE A

Name and Address of Member	Capital Contribution	Number of Membership Units	Percentage Interest
J. Garrett Green 430 Virginia Street - Ste 401 Buffalo, NY 14201	$244,100	50,000,000	100%

SCHEDULE B

VALUE OF CONTRIBUTED PROPERTY

Name of Member	Property Contributed	Asset Value of Contributed Property	Adjusted Basis of Contributed Property
_____	_____	$ _____	$ _____
_____	_____	_____	_____

EXHIBIT A

TAX DEFINITIONS;
CAPITAL ACCOUNT MAINTENANCE
AND ALLOCATIONS

1.　　Definitions.

For purposes of the Agreement, including the Exhibits hereto, the following terms shall have the following meanings:

(a)　　*"Adjusted Capital Account"* means, with respect to any Member, such Member's Capital Account as of the end of any Fiscal Year after giving effect to the following adjustments:

(i)　　Credit to such Capital Account the sum of (A) any amount which such Member is obligated to restore to such Capital Account pursuant to any provision of this Agreement, plus (B) an amount equal to such Member's share of Company Minimum Gain as determined under Regulations Section 1.704-2(g), plus (C) any amounts which such Member is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c); and

(ii)　　Debit to such Capital Account the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

(b)　　*"Asset Value"* with respect to any Company asset means:

(i)　　The fair market value when contributed of any asset contributed to the Company by any Member;

(ii)　　The fair market value on the date of Distribution of any asset distributed by the Company to any Member as consideration for an interest in the Company;

(iii)　　The fair market value of all assets at the time of the happening of any of the following events: (A) the admission of a Member to, or the increase of an interest of an existing Member in, the Company in exchange for more than a de minimis a Capital Contribution, or (B) the liquidation of the Company under Regulations Section 1.704-1(b)(2)(ii)(g); or

(iv)　　The Basis of the asset in all other circumstances.

(c)　　*"Basis"* with respect to an asset means the adjusted basis from time to time of such asset for U.S. federal income tax purposes.

(d)　　*"Company Minimum Gain"* means "partnership minimum gain" within the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Company Minimum

Gain, as well as any net increase or decrease in a Company Minimum Gain, for a Company taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

(e)   *"Contributed Property"* means each property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Company (including deemed contributions to the Company on termination and reconstitution thereof pursuant to Section 708 of the Code).

(f)   *"Member Minimum Gain"* means an amount with respect to each Member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

(g)   *"Member Nonrecourse Debt"* means "partner nonrecourse debt" within the meaning set forth in Regulations Section 1.704-2(b)(4).

(h)   *"Member Nonrecourse Deduction"* means "partner nonrecourse deduction" within the meaning set forth in Regulations Section 1.704-2(i)(2).

(i)   *"Member Nonrecourse Loan"* means a loan made to, or credit arrangement for the benefit of, the Company by a Member or by a person related to a Member (as defined in Regulations Section 1.752-4(b)) which by its terms (or by operation of law) exculpates the Member from personal liability on the debt, but under which such Member or related Person bears the ultimate economic risk of loss within the meaning of Regulations Section 1.752-2.

(j)   *"Nonrecourse Deduction"* has the meaning set forth in Regulations Section 1.704-2(b)(1).

(k)   *"Nonrecourse Liability"* has the meaning set forth in Regulations Section 1.752-1(a)(2).

(l)   *"Transferee Member"* means any Member who has acquired all or any portion of his interest in the Company from another Member.

2.   <u>Capital Accounts</u>.

(a)   The Company shall establish and maintain for each Member a separate Capital Account in accordance with Regulations Section 1.704-1(b)(2)(iv).

(b)   The Capital Account of any Transferee Member shall include the appropriate portion of the Capital Account of the Member from whom the Transferee Member's Membership Interest was obtained.

(c)   No interest shall be paid by the Company on Capital Contributions or on balances in Members' Capital Accounts.

(d)   No Member shall be entitled to withdraw any part of his Capital Contribution or Capital Account or to receive any Distribution from the Company, except as provided in Section 5.4 and Article VIII of the Agreement.

3.   Allocations.

(a)   *Allocations of Net Income and Net Loss.* Net Income for any Fiscal Year, other than upon liquidation of the Company's assets pursuant to Article VIII, shall be allocated to the Members in accordance with their respective Percentage Interest in the Company.   Net Income upon liquidation of the Company's assets pursuant to Article VIII shall be allocated to the Members in proportion to their distributions pursuant to Section 8.2(a). Net Loss for any Fiscal Year shall be allocated among the Members in accordance with their respective Percentage Interest in the Company.

(b)   *Special Allocations.* Notwithstanding any other provision of the Agreement or this Exhibit A, the following special allocations shall be made for each Fiscal Year prior to the making of any allocations under this Agreement and, in the following order and priority:

(i)   *Minimum Gain Chargeback.*

(A)   If there is a net decrease in Company Minimum Gain during any Fiscal Year so that an allocation is required by Regulations Section 1.704-2(f)(1), items of income and gain shall be allocated to the Members in the manner and to the extent required by such Regulation. This provision is intended to be a minimum gain chargeback within the meaning of Regulations Section 1.704-2(f)(1) and shall be interpreted and applied consistently therewith.

(B)   If there is a net decrease in Member Minimum Gain during any Fiscal Year so that an allocation is required by Regulations Section 1.704-2(i)(4) (minimum gain chargeback attributable to a Member Nonrecourse Debt), items of income and gain shall be allocated in the manner and to the extent required by such Regulation.

(ii)   *Qualified Income Offset.* In the event any Member unexpectedly receives any adjustment, allocation or distribution described in subclause (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit balance in such Member's Adjusted Capital Account as quickly as possible, provided, that an allocation pursuant to this section shall be made only if and to the extent that such Member would have such deficit balance after all other allocations provided for in Section 3 of this Exhibit A have been tentatively made as if this Section 3(b)(ii) were not in this Exhibit A.

(iii)   *Gross Income Allocations*. To the extent required by the Regulations, in the event a Member has a deficit balance in its Capital Account at the end of any Fiscal Year of the Company in excess of the sum of (A) the amount such Member is required to restore pursuant to the provisions of this Agreement, if any, and (B) the amount such Member is deemed obligated to restore pursuant to Regulations Sections 1.704-2(g) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided, that an allocation pursuant to this Section 3(b)(iii) shall be made if and only to the extent that such Member would have a deficit balance in its Adjusted Capital Account after all other allocations have been tentatively made as if this Section 3(b)(iii) were not in this Exhibit A.

(iv)   *Nonrecourse Deduction*. Any Nonrecourse Deductions shall be allocated to the Members in the same manner as Net Losses are allocated pursuant to Section 3 of this Exhibit.

(v)   *Member Nonrecourse Deduction*. Any Member Nonrecourse Deduction shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Loan giving rise to such deduction within the meaning of Regulations Section 1.752-2.

(vi)   *Section 754 Adjustments*. To the extent an adjustment to the Basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or with respect to a distribution to a Member in liquidation of such Member's interest in the Company, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Basis of the asset) or loss (if the adjustment decreases such Basis), and such gain or loss shall be allocated to the Members in accordance with their Percentage Interests in the Company, in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution is made, in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(vii)   *Curative Allocations*. The allocations under Sections 3(b)(i) through (vii) above (such allocations, the ''Regulatory Allocations'') are intended to comply with certain requirements of the Regulations. The Members and the Company intend that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Agreement. Therefore, notwithstanding any other provision of this Agreement to the contrary (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner the Company determines appropriate so that, after such offsetting allocations are made, each Member's Adjusted Capital Account balance is, to the extent possible, equal to the Adjusted Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items were allocated pursuant to 3(a) of this Exhibit A. For purposes of this Section 3(b)(vii), future Regulatory Allocations under Sections 3(b)(i) through (vii) that are likely to offset other Regulatory Allocations previously made shall be taken into account.

     (c)   *Tax Allocations*

     (i)   *General.* For federal, state and local tax purposes, all items of taxable income, gain, loss, and deduction for each Fiscal Year shall, except as provided in Section 3(c)(ii) and (iii) of this <u>Exhibit A</u>, be allocated among the Members in accordance with the manner in which the corresponding items were allocated under Sections 3(a) and 3(b) of this <u>Exhibit A</u>.

     (ii)   *Contributed Property.* If property is contributed to the Company by a Member and if there is a difference between the Basis of such property to the Company for federal income tax purposes and the fair market value at the time of its contribution, then items of income, deduction, gain and loss with respect to such property as computed for federal income tax purposes (but not for book purposes) shall be shared among the Members so as to take account of such difference as required by Section 704(c) of the Code, the Regulations thereunder and Regulations Section 1.704-1(b)(2)(iv)(g).

     (iii)   *Revalued Property.* The Company will adjust Capital Accounts in accordance with Regulations Section 1.704-1(b)(2)(iv)(e) when the Company distributes assets of the Company other than money to a Member in-kind. The Company will adjust Members' Capital Accounts in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) as of the date of the Company's liquidation. The Board of Managers will determine whether to adjust Members' Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(f) to reflect the revaluation of Company property upon the occurrence of any event described in such section that permits discretionary adjustments to Capital Accounts.

EXHIBIT B

OPERATING PROCEDURES

ARTICLE I

Members' Action

Section 1. <u>Meetings</u>. Meetings of the Members, except as otherwise required by law, may be called to be held at the principal business office of the Company or elsewhere at any time by the Manager, and shall be called by the Board of Managers at the request in writing of the Members holding not less than **[40]**% of the Membership Units entitled to vote. Such call shall state the purpose or purposes of the proposed meeting. Unless all of the Members entitled to vote are present at the meeting in person or by telephone and <u>not</u> by proxy, business transacted at a meeting of Members shall be confined to the objects stated in the call and matters germane thereto.

Section 2. <u>Notice of Members' Meetings</u>. Written notice of every meeting of Members shall be given in the manner required by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States Mail, with postage thereon prepaid, directed to the Member at the Member's address as it appears in the records of the Company, or if the Member shall have filed with the Company a written request that notices to the Member be mailed to some other address, then directed to such other address. The notice shall state the purpose or purposes of the meeting, the place, date and hour of the meeting and, shall indicate that it is being issued by or at the direction of the Person or Persons calling the meeting.

Section 3. <u>Waiver of Notice</u>. Notice of a Members' meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a Members' meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by such Member.

Section 4. <u>Quorum</u>. At every meeting of the Members, except as otherwise provided by law or these operating procedures, a quorum must be present for the transaction of business and a quorum shall consist of the Members holding not less than 80% of all Membership Units entitled to vote present either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

Section 5. <u>Adjournments</u>. The Members who are present in person or by proxy at any meeting of Members, whether or not they constitute a quorum, shall have the power by a vote of not less than a majority of all Membership Units entitled to vote to adjourn the meeting from time to time. Subject to any notice required by law, at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted on the original date of the meeting. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the original meeting.

Section 6. <u>Proxies</u>. All questions that shall come before a meeting shall be decided by the vote of the Members required by Section 3.7 of the Agreement. A Member may vote either in person or by written proxy signed by the Member or by a duly authorized attorney-in-fact and delivered to the Company. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it or the Member's personal representatives, unless it is entitled "irrevocable proxy", in which event its revocability shall be determined by the law of the State of New York in effect at the time.

Section 7. <u>Meetings by Conference Telephone</u>. Any one or more Members may participate in a meeting of such Members by means of a conference telephone or similar communications equipment by means of which all persons participate in the meeting can hear each other. Participation by such means shall constitute presence in person at the meeting.

Section 8. <u>Action By Members Without A Meeting</u>.

(a)   Whenever Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the Company.

(b)   Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company having custody of the records of the Company. Delivery made to such office, principal place of business or Manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE II

Managers' Action

Section 1. <u>Quorum</u>. At all meetings of the Board of Managers, except as otherwise provided by law, the Articles of Organization or these operating procedures, a quorum shall be required for the transaction of business and shall consist of a majority of the Managers.

Section 2. <u>Procedure</u>. The order of business and all other matters of procedure at every meeting of the Board of Managers may be determined by the Managers.

Section 3. <u>Voting</u>. Except as otherwise provided by law, Articles of Organization or these operating procedures, all questions that shall come before a meeting of the Board of Managers shall be decided by the affirmative vote of a majority of the Managers.

Section 4. <u>Action Without a Meeting</u>. Any action required or permitted to be taken by a vote of the Managers may be taken without a vote if the Managers consent thereto in writing and the writing is filed with the records of the Company.

Section 5. <u>Proxies</u>. The Managers shall not be permitted to participate in meetings of the Managers by means of a proxy.

EXHIBIT C

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("Agreement") is made as of the ___ day of _____, 20__, by and between ONE ROQ SPIRITS LLC (the "***Company***") and _____ (the "***Transferee***").

WHEREAS, a Member of the Company is transferring certain Membership Units in the Company to the Transferee; and

WHEREAS, the Transferee desires to become a Member of the Company with respect to such transferred Membership Units.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Transferee hereby agree as follows:

1.   By executing this Agreement, the Transferee hereby adopts, and agrees to be bound by that certain Third Amended and Restated Operating Agreement of the Company dated as of August 20, 2018 (the "Operating Agreement").

2.   Upon execution of this Agreement, the Transferee shall be deemed to be a Member of the Company, as defined in the Operating Agreement, and shall have all of the rights, benefits, duties and obligations thereof.

3.   This Agreement is expressly made for the benefit of the Company and of each of its past, current and future Members, and each such Member shall be deemed to be a third party beneficiary hereof.

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IN WITNESS WHEREOF, the Company and the Transferee have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC

By: _____
      Name: Garrett Green
      Title: Managing Member; President

TRANSFEREE:

_____